2002 ANNUAL REPORT



HARBOR
FLORIDA
BANCSHARES
INC.


Harbor Federal

In 1999, Harbor Federal undertook the renovation of its corporate headquarters in Fort Pierce. Interior office spaces were enlarged and refurbished. The exterior with its new clock tower entrance and barrel tile roof, reflect the warmth of current south Florida architectural design. The renovated corporate office subsequently won a St. Lucie County Chamber of Commerce/Fort Pierce Area Council Community Appearance Award.

Cover Photo and Inset Photo: Greg Gardner Photography

Corporate Profile

Harbor Florida Bancshares, Inc., the holding company for Harbor Federal Savings Bank, is headquartered on the east coast of Florida, in Fort Pierce. Known as a community-oriented financial institution, Harbor Federal offers deposit products and consumer, mortgage and commercial loans to a population of over 1.4 million, in a six-county market area. At present, Harbor Federal operates 33 full-service banking offices, one loan production office and a full-service insurance agency with two locations. Harbor Florida Financial Services, Inc., a wholly-owned subsidiary of Harbor Federal, offers fixed-rate annuity products for sale through our branch offices. Harbor Federal is one of the largest independent financial institutions based in the state of Florida with over $2 billion in assets.

Contents

Harbor Florida Bancshares Inc.

Photo: Peter Gorman Photography



Back Row L-R:
Richard N. Bird,
President, Bird Realty Group
Larry Lee, Jr.,
Owner, Larry Lee, Jr., State Farm Insurance Agency
Richard V. Neill, Sr.,
Attorney, Neill, Griffin, Fowler, Tierney, Neill & Marquis Chartered
Edwin R. Massey,
President, Indian River Community College
Richard B. Hellstrom,
Retired, Past President, Lindahl, Browning, Ferrari & Hellstrom, Inc.
Richard L. Lynch, C.P.A.
Partner, Fogal, Lynch, Johnson & Long Accountants
Front Row L-R:
Frank H. Fee, III,
Attorney, Fee, Koblegard & DeRoss, P.A.
Michael J. Brown, Sr.,
President, C.E.O.
Edward G. Enns, Chairman,
Mayor, City of Fort Pierce
Bruce R. Abernethy, Sr.,
Vice Chairman
Retired, Past Operations Manager, Southern Bell Telephone

BOARD OF DIRECTORS

To Our Shareholders From The President

Dear Shareholder:

Harbor Florida Bancshares is well positioned to take advantage of the very strong growth markets on the east coast of Florida. These markets, coupled with an experienced management team and dedicated employees, have contributed to our outstanding results in growth and earnings.

We are pleased to report another year of record earnings. Diluted earnings per share increased 33% to $1.36 cents per share on net income of $31.8 million for the year ended September 30, 2002. This compares to September 30, 2001 results of $1.02 per share on net income of $24.1 million. The increase in earnings per share was primarily due to the increase in the net interest margin due primarily to a decrease in the cost of deposits, the growth in the loan portfolio and a reduction in shares outstanding due to treasury stock purchases.

EARNINGS PER SHARE
(Diluted – in cents)


$1.40
1.20
1.00
.80
.60
.40
.20
57¢
76¢
88¢
$1.02
$1.36
FY
98
99
00
01
02

As of September 30, 2002, the Company has a total of 7,481,110 shares held as treasury stock. These shares are in addition to the shares that were purchased to fund the 1998 Stock Incentive Plan. At the October 2002 Board of Directors meeting, the Board approved a new stock repurchase plan permitting the Company to acquire up to 1,200,000 of its common stock subject to market conditions and represents approximately 5% of the outstanding common stock. Steady growth in assets supplemented by our stock repurchase program is part of our effort to further leverage our high capital base. The ratio of stockholder's equity to assets at September 30, 2002 was 11.43% compared to 12.81% at year-end 2001.

Dividends declared and paid per share increased to 45 cents per share. This compares to 40 cents per share for the year ending September 30, 2001, and represents an increase of 12.5% over the prior year.

ASSET COMPOSITION
(Dollars in Millions)


Investment Securities $147 (7%)
Other Assets $74 (3%)
Cash & Equivalents $148 (7%)
Mortgage Backed Securities $181 (9%)
Loans Net $1,541 (74%)

Total Assets: $2,091

Total assets increased to $2.091 billion at September 30, 2002 from $1.755 billion at September 30, 2001. Total net loans increased to $1.541 billion at September 30, 2002 from $1.402 billion at September 30, 2001. Total deposits increased to $1.372 billion at September 30, 2002 from $1.200 billion on September 30, 2001.

Total loans originated for the year were $771.6 million, representing an increase over the prior year of $216.3 million. The highest percentage of these loans were to borrowers for the purpose of building or purchasing an owner occupied residence in our six county market area. We are very pleased with the overall increase in loan originations. Residential loans now comprise 65% of the outstanding loan balances with the remaining 35% representing consumer and commercial loans.

Secondary marketing activity increased significantly over the past twelve months. The sale of fixed rate residential loans increased from $29 million in the year ending 2001 to $106 million in the year ending 2002. Secondary marketing sales has become a core business activity. In this period of historical low rates, loan sales are an integral component of the management of interest rate risk. An additional benefit of these loan sales has been to increase our loan servicing portfolio.

Ratios relating to asset quality remained strong during the year ending September 30, 2002. The ratio of nonperforming assets to total assets declined to .11% from .20% at September 30, 2001. The allowance for loan losses as a percentage of non-performing loans was 866% at September 30, 2002, as compared with 519% at September 30, 2001.

LOAN COMPOSITION
(Dollars in Millions)


Consumer and Other $191 (12%)
Land $82 (5%)
Residential Construction $142 (8%)
Multi-Family Residential $15 (1%)
Non-Residential Real Estate $154 (9%)
One-to-Four Family Residential $1,072 (65%)

Total Loans: $1,656
Total Loans, net: $1,541

The growth in assets and liabilities as well as the management of operating expenses contributed to another year of excellent performance. Return on average assets and return on average equity were 1.67% and 13.78% respectively for the year ending September 30, 2002. Our efficiency ratio of 42.38% for the year ended September 30, 2002 compares very well to publicly traded thrifts and banks of our asset size.

Harbor Federal Savings Bank introduced its Internet driven banking product, Harboronline, in December of 1999. This free service has been well received by our customers, with over 22,000 users enrolled and actively using this

NONPERFORMING ASSETS TO TOTAL ASSETS


1.00%
.60%
.45%
.30%
.15%
.37%
.24%
.23%
.20%
.11%
FY
98
99
00
01
02

product. Harbor Federal will continue to use technology to improve our products and services.

Our goal of expanding our markets through the strategic placement of new branch offices continues. Two new branches opened this past year: one in Cocoa Beach in Brevard County and one in Orange City in Volusia County. Construction is planned for a new facility in Port St. Lucie, replacing the aging Port St. Lucie Main branch with a projected opening date of 2003. An additional office in Port St. Lucie is also scheduled to open in 2003 in the rapidly growing St. James corridor. The continued investment in these new facilities provides the opportunity to increase market share in both deposits and loans.

We continue to seek opportunities to deepen relationships with our existing customers by providing additional financial services to complement our banking products through Harbor Insurance Agency and Harbor Florida Financial Services. Both have contributed to non-interest income.

Harbor Insurance Agency continues to grow both in numbers of customers and policies sold. Harbor Insurance Agency is committed to its mission of expanding and deepening the breadth of products and services offered to all the markets in which we serve. Another subsidiary of Harbor Federal Savings Bank, known as Harbor Florida Financial Services, sells fixed-rate annuities. This affords our customers an alternative investment product, when traditional banking products do not fit their needs and objectives.

At the end of our fiscal year, Don Bebber, our Chief Financial Officer over the past twelve years, decided to retire. Fortunately, his replacement is Mike Callahan, most recently Harbor Federal's controller and a seventeen-year veteran of our Accounting and Finance Division. This is indicative of the depth of our management team throughout Harbor Federal and its subsidiaries.

The combined effort and support of shareholders, customers, officers and staff have contributed to the excellent results for this past year. I want to personally thank each of you for your investment as shareholders, the commitment of our employees and the loyalty our customers have given us. All of these elements combined have made Harbor Federal a success. I appreciate and encourage your continued support in the future.

Sincerely,



Michael J. Brown, Sr.
President and Chief Executive Officer

"We operate in a great part of the country. We have a great staff. I believe we are in a position to continue to provide outstanding results."




Ormond By The Sea
Ormond Beach
VOLUSIA COUNTY
Port Orange
DeLand
New Smyrna Beach
Deltona
Orange City
Cocoa Commons
Merritt Island (LPO)
Rockledge
Viera/Baytree
Wal*Mart SuperCenter
West Melbourne
Indialantic
Palm Bay
Palm Bay West
BREVARD COUNTY
Sebastian
West Sebastian
INDIAN RIVER COUNTY
Vero Beach (3 offices)
Fort Pierce (4 offices)
OKEECHOBEE COUNTY
ST. LUCIE COUNTY
Port St. Lucie (4 offices)
Okeechobee
Jensen Beach
Stuart (2 offices)
Palm City
MARTIN COUNTY

☆ **Denotes Harbor Federal's corporate headquarters located in Fort Pierce.**

HARBOR FEDERAL'S 34 LOCATIONS

The year 2002 brought continued expansion in our northern market area with the opening of the Cocoa Commons branch office in Brevard County in January and the Orange City branch office in Volusia County in August of this year.

INDIAN RIVER COUNTY

Vero Main

Causeway

Indian River Mall

Sebastian

West Sebastian

PORT ST. LUCIE REGION

Port St. Lucie Main

Harbor Federal Center

St. Lucie West

Darwin Square

FORT PIERCE/ OKEECHOBEE REGION

Fort Pierce Main Office

Virginia Avenue

Orange Blossom Mall

Lakewood Park

Okeechobee

VOLUSIA COUNTY

New Smyrna Beach

Port Orange

Ormond Beach

Deltona

DeLand

Ormond by the Sea

Orange City

BREVARD COUNTY

Palm Bay

Indialantic

West Melbourne

Baytree/Viera

Wal*Mart SuperCenter

Palm Bay West

Rockledge

Cocoa Commons

Loan Production Office

MARTIN COUNTY

Stuart Main Office

East Ocean

Palm City

Jensen Beach

Harbor online harborfederal.com

MEMBER FDIC EQUAL HOUSING LENDER



Paul LaFleur,
Regional President,
Brevard County Region

BREVARD

Brevard County, also known as the "Space Coast," is located on the east coast of Florida, just south of Volusia County. The Kennedy Space Center calls Brevard County home. Brevard has its own international airport located in Melbourne. Brevard has a highly skilled, diverse labor pool, resulting in very low unemployment rates.

Bordered on the east by 72 miles of beaches and on the west by lush tracts of greenery, Brevard has dozens of well-planned and carefully developed communities. With over 1,000 square miles within its borders, Brevard County's population has soared over 20% in just ten years to over 480,000 residents.

Paul LaFleur, the Brevard County Regional President, oversees the efforts of our nine locations there. Harbor Federal opened its first two branches in Brevard County in 1981. Most recently, we opened our eighth full-service Brevard County branch in Cocoa in January of 2002. The eight branches, along with our Loan Production Office located on Merritt Island, have assisted us in becoming the number-one residential construction lender in Brevard County. LaFleur adds, "We have earned the reputation of being experts in the field of residential lending, with particular emphasis on construction lending. Harbor Federal has set the standard for construction/permanent lending through our innovative programs and experienced lenders, helping our neighbors realize the American Dream of home ownership. Our goal is to make our customers lifelong financial partners."

INDIAN RIVER

Indian River County is located on Florida's east coast, just south of Brevard County and is the northern-most county on the "Treasure Coast."

Indian River County is known worldwide as the Indian River Citrus District. Vero Beach, which is the county seat of Indian River County, is the longtime home for spring training for the Los Angeles Dodgers. Indian River County boasts of 22 golf courses, 23 miles of Atlantic beaches and thousands of acres of citrus groves. The population has increased by over 10,000 residents to 112,000 in just four short years.



Carolyn L. Peeler
Regional President,
Indian River County Region

Carolyn Peeler, Indian River County's Regional President manages the activities of the five branches we have situated in Indian River County. Our branches are centrally located in the two major towns in Indian River County, Vero Beach and Sebastian. Peeler states, "Economic development is a major priority for the government of Indian River County. Harbor Federal plays a major role in this growth by offering the appropriate commercial banking services and professional support that they deserve. Our team of experienced and knowledgeable bankers assists all our clients by recommending the right service, at the right time to meet each client's objectives."

All Regional Presidents Photos: Rob Downey Photography

St. Lucie County, positioned just south of Indian River County and part of the "Treasure Coast," is the third fastest growing area in Florida and among the fastest nationwide. In 1998, *Money Magazine* named this metropolitan area on their "best places to live" listing and in 1999, *USA Weekend* lauded the Treasure Coast as "the best destination for the millennium." St. Lucie County proudly boasts of its 21 miles of unspoiled beaches. The county encompasses nearly 600 square miles with nearly 193,000 inhabitants. Although citrus groves grace thousands of acres, St. Lucie County is also home of the Mets Spring Training, QVC Calling Center and the Professional Golf Association's impressive complex featuring three professional golf courses and a training center. St. Lucie County is quickly gaining recognition for its research capabilities through the efforts of the USDA Research Lab, University of Florida IFAS Center and Harbor Branch Oceanographic Institution.

Okeechobee County is an agricultural-based county located in the heartland of South Central Florida. Over 70% of its 774 square miles are used for agricultural purposes. Okeechobee leads the state in the production of both beef cattle and dairy cattle. With 30 miles of shoreline bordering Lake Okeechobee, tourism is the second largest industry. Nearly 36,000 people call Okeechobee County home.

FORT PIERCE/ OKEECHOBEE



Ginny McAlarnen
Regional President,
Fort Pierce/Okeechobee Region

Harbor Federal Savings Bank is headquartered in downtown Fort Pierce, the county seat of St. Lucie County. Ginny McAlarnen, Fort Pierce Regional President, channels the endeavors of the four branches in Fort Pierce and one in Okeechobee County. McAlarnen is excited about the economic expansion seen in her market and commented, "Although this economy is highly dependent on citrus, vegetables and cattle operations, new distribution facilities such as Pepsico and Wal-Mart, are relocating here. This adds new and broader employment opportunities for residents. Harbor Federal is fully prepared to meet their banking needs of through a complete line of personal banking products, from checking accounts and mortgages to business lines, such as commercial real estate and lines of credit." She proudly adds, "We are dedicated to community service and we recently received the Florida Governor's award for 'Outstanding Support of Education.' "

PORT ST. LUCIE

The fastest growing city in St. Lucie County is Port St. Lucie. New developments like Westchester and Tesoro are emerging throughout Port St. Lucie. Housing starts are at a record high according to Port St. Lucie city building officials. Sonia Payne, Regional President for the Port St. Lucie Region, effectively engages the four branches in all aspects of the community. She is quick to point out, "We are telling our 'Harbor Federal story' throughout Port St. Lucie and people are listening. People want to do business with our bank because we are relationship driven: focusing on quality products, extraordinary customer service and delivery by banking specialists. Harbor is highly visible because we are committed to giving back to the community through service in many, if not most, non-profit and professional organizations."



Sonia Payne,
Regional President,
Port St. Lucie Region

VOLUSIA



Andy Kirkman
Regional President, Volusia County Region

Volusia County is the northern-most market area for Harbor Federal Savings Bank. Located on Florida's east coast, Volusia County's world class coastline spans 47 miles of beaches from Ormond Beach on the north down to New Smyrna on the south and includes the world renowned Daytona Beach. The western communities within Volusia County border the eastern suburbs of Orlando and include the rapidly growing towns of Deltona, Orange City and DeLand.

NASCAR racing begins its season every February at the Daytona International Raceway with the Daytona 500. The LPGA (Ladies Professional Golf Association) is headquartered here, while the London Symphony Orchestra makes Volusia County its home during the summer. Volusia County consists of over 1,100 square miles with 450,000 residents. Forty thousand new residents made Volusia County their home in the past five years.

Andy Kirkman, the Volusia County Regional President, manages our seven offices situated in Volusia County. Our commitment to better serve the banking needs of our neighbors in Volusia County is evidenced by the opening of our newest location in Orange City in August of 2002 and marks the fourth new branch in Volusia County since 1998. However, Kirkman is quick to add, "Our challenge is clear. We must build on our successes day by day, one customer at a time, always mindful of our desire to deliver the best in quality services, fairly priced, in a professional manner, resulting in a superior return for our shareholders."



Susan J. Gifford
Regional President, Martin County Region

MARTIN

Located directly south of St. Lucie County, Martin County is the southern-most county we serve and is also part of the "Treasure Coast." Martin encompasses 556 square miles with over 141,000 residents. Although tens of thousands of acres are designated for citrus, vegetables and cattle, Martin's diverse economy supports a wide range of businesses from yacht manufacturers to home-based businesses.

Stuart is the seat of Martin County and is better known as the "Sailfish Capital of the World." Martin County has been designated a "Blue Chip" community, which was earned in recognition of its efforts in meeting state standards to attract business and industry to the area. Martin has also been certified "Camera Ready" by the state which enables the motion picture and television industry to film in the area with minimal effort and delays.

Susan Gifford, Martin County's Regional President, directs the efforts of the four branches based in Martin County. Our branches are located in the northern part of the county, as there is substantial commuter traffic between Port St. Lucie (St. Lucie County) and Stuart (Martin County). Gifford reflects, "Our clients are desirous of true community banking, consisting of a full line of banking products delivered by professional bankers. Our expert staff has the knowledge, experience, training and desire to assist each and every person with his or her individual banking needs. Additionally, the total commitment our staff has to community activities has made Harbor Federal known in Martin County as a neighbor always willing to lend a helping hand, and customers have responded very favorably. These efforts have earned us an award from Florida's Lt. Governor Frank Brogan for our mentoring efforts."

HARBOR FLORIDA FINANCIAL SERVICES

Introduced in October 2001, Harbor Florida Financial Services, Inc., our retail non-deposit investment subsidiary, has become a contributor to the non-interest income of the bank. Careful attention to our customers needs ensures that they are qualified to purchase our fixed rate annuity products.

Agency Representation

Harbor Florida Financial representatives can be found throughout Harbor Federal's six county market area:

- 40 licensed agency representatives.
- Market penetration in 21 of Harbor Federal's 34 locations.



Financial Strength

Careful evaluation of the financial strength and reputation of the companies we represent has always been a priority:

AIG Annuity Insurance Company founded in 1944, is a leader in fixed annuity sales in the bank market.

Lincoln National Life Insurance Company founded in 1805, is the 8th largest life insurance company in the United States.

AIG AIG Annuity INSURANCE COMPANY

Lincoln Financial Group® Lincoln Retirement

HARBOR INSURANCE AGENCY

HIA HARBOR INSURANCE AGENCY

Acquired in June 2001, Harbor Insurance Agency, a full service independent insurance agency, has proven to be a growing success story. The addition of Harbor Insurance has broadened the range of products and services available to both bank and agency customers.

Trusted Choice℠

Companion Business

Harbor Insurance is a great companion company for Harbor Federal. Due to the bank's volume of residential lending, providing insurance was a natural transition:

- Loan officer referrals provide a steady flow of new business opportunities to the agency.
- Agency representatives work closely with bank representatives to provide insurance services in a quick and efficient manner.


AUTO POLIC

Products & Services

Harbor Insurance represents a variety of well-respected and highly rated insurance companies, allowing them to offer a complete line of services:

- Homeowners
- Life
- Automobile
- Business Property & Liability
- Workers Compensation

CNA

ALLMERICA FINANCIAL® CITIZENS INSURANCE® HANOVER INSURANCE® HANOVER SOUTH

THE HARTFORD

PROGRESSIVE®

ZURICH

www.harborfla.com

COMMERCIAL LENDING AND COMMERCIAL REAL ESTATE LENDING

Lending to local companies continues to be an important and successful component of Harbor Federal's business plan. By offering a full array of commercial lending products, Harbor serves the credit needs of businesses in providing everything from short-term working capital lines to medium term loans and long-term real estate mortgages. As of September 30, 2002, commercial loans increased over the prior year by a total of 23 % to $214.2 million in commercial real estate loans and $34.1 million in commercial business loans. This increase in outstandings was accomplished by a notable increase in new business relationships and expansion of lending activity in each of Harbor Federal's regions.



Clark Properties, situated in Volusia County, works with Harbor Federal to assist them with their commercial banking solutions.



Harbor Federal's lenders handle the commercial credit needs of Nouvania of America, Inc., a luxury yacht tenders manufacturer.

Located in strong residential lending markets, Harbor Federal's experienced commercial lenders work closely with its residential lending staff in serving the needs of local builders. As these builders have grown and other large developers have been attracted to this area, Harbor Federal has provided the experience and capital to assist them with their commercial credit needs, from home construction or project financing to developing residential lots.

During the last year, Harbor Federal has continued to fill a growing demand in other commercial real estate lending opportunities such as office buildings, owner occupied properties, retail centers and small industrial buildings. Although non-real estate business loans do not currently comprise a large portion of current outstandings, serving the needs of local businesses with lines of credit, equipment loans, letters of credit, and other loan products is important to Harbor Federal's plans.



Harbor Federal's commercial lenders have assisted in the expansion projects of clients throughout all of the regions we serve, resulting in a 23% growth in commercial loan outstandings in the past year.

Harbor Federal's commercial loan officers work diligently at not only "knowing their customers" but also understanding the demands and changes in the local market. As a result, we are equipped to structure sound and suitable credit solutions, while assisting in serving all of the other financial needs of corporate customers through the full range of commercial products offered by Harbor Federal.

Administration



Michael J. Brown, Sr.,
President,
Chief Executive Officer

Credit Administration/ Commercial Lending



David C. Hankle,
Senior Vice President

Tammy Allan, Vice President
Diana L. DiPietro, Vice President
Carol M. Hughes, Vice President
Donald E. Hughes, Vice President
Gerald D. Overton, Vice President
Kenneth A. Penny, Vice President

Commercial Lenders

René Arteaga
Kimberly Belardinelli
Frank J. Ditmyer
Charles Giel
Kelly McCarrick
Robert M. Poore
Eric Schmidt
Michelle M. Tarte
Stephen Wursta

Finance



H. Michael Callahan,
Senior Vice President,
Chief Financial Officer

Gary R. Barnett, General Auditor, Vice President
Todd A. Bevan, Treasurer, Vice President
Lynn W. Wall, Controller, Vice President

Deposits/Human Resources/ Marketing



J. Hal Roberts,
Senior Vice President

Ann C. Kellum, Vice President
Robin M. Moorman, Vice President
Aileen M. Pruitt, Vice President
Harbor Insurance Agency
Harbor Florida Financial Services

Operations/Systems



Albert L. Fort,
Senior Vice President

Gina Gruszauskas, Vice President
Annetta B. Smith, Vice President
Theresa J. Traynor, Vice President
Amy M. Williams, Vice President

Retail Banking



Michael J. Brown, Jr.,
Senior Vice President

Wendy L. Bird, Vice President – CRA
Leslie Wright, Vice President

Regional Presidents

Susan J. Gifford, Martin County
Andy Kirkman, Volusia County
Paul LaFleur, Brevard County
Virginia "Ginny" McAlarnen, Fort Pierce/Okeechobee Region
Sonia Payne, Port St. Lucie Region
Carolyn L. Peeler, Indian River County

BUSINESS DEVELOPMENT BOARD MEMBERS

St. Lucie County

Michael L. Adams
H. Allen Baldree
Gary J. Cantrell
Stan Crippen
Gerald A. DiBartolomeo, Jr.
Thomas Gonzalez
Richard F. Haisley
Gloria J. Johnson
Linda A. Luyendyk
Harold C. McCarthy
Michael D. Minton
Mitch Mongell
Rita Stikelether
Mary Jo Tierney
Judith Townsend
Joel F. Wynne

Indian River County

Eugene L. Billero
José L. Conrado
Charles E. Cunningham, Jr.
Dr. A. Ronald Hudson
Harry C. Offutt, III
Debb Robinson
Mark K. Schumann
René G. VanDeVoorde

Brevard County

Richard A. Bailey
Robert "Keith" Berger
Teri Eno-Maxner
Patrick F. Healy
Dr. Vineet Mehta
William A. Solomon
Stephen H. Spragins

Selected Consolidated Financial Condition Data

	September 30,				
	2002	2001	2000	1999	1998
	(In thousands)				
Total assets	**$2,091,123**	$1,755,108	$1,582,695	$1,462,550	$1,350,583
Loans (net) (1)	**1,541,468**	1,401,873	1,251,669	1,070,335	944,700
Federal funds sold	—	—	—	—	20,000
Investment securities (2)	**147,405**	46,614	85,967	87,076	101,505
Mortgage-backed securities	**181,269**	153,714	165,059	196,971	201,049
Real estate owned	**733**	917	871	911	2,534
Deposits	**1,372,362**	1,200,092	1,098,537	977,595	918,126
Short-term borrowings	**22,000**	10,043	18,000	—	—
Long-term debt	**423,528**	285,544	220,091	225,000	145,000
Stockholders' equity	**238,918**	224,835	219,384	235,922	263,719

(1) Excludes loans held for sale of $8,263,000, $5,373,000, $2,548,000, $1,747,000 and $714,000, as of September 30, 2002, 2001, 2000, 1999 and 1998, respectively.

(2) Includes investments available for sale of $147.2 million, $46.4 million, $85.8 million, $76.1 million and $71.5 million, in 2002, 2001, 2000, 1999 and 1998, respectively.

Selected Consolidated Operating Data

	Years Ended September 30,				
	2002	2001	2000	1999	1998
	(In thousands except per share data)				
Interest income	**$ 131,807**	$126,050	$ 112,322	$103,884	$ 95,158
Interest expense	**56,631**	65,234	55,215	48,840	46,658
Net interest income	**75,176**	60,816	57,107	55,044	48,500
Provision for loan losses	**1,515**	798	847	816	297
Net interest income after provision for loan losses	**73,661**	60,018	56,260	54,228	48,203
Other income:					
Other fees and service charges	**10,779**	8,450	6,812	5,505	4,074
Other	**5,081**	3,880	1,039	671	1,864
Total other income	**15,860**	12,330	7,851	6,176	5,938
Other expenses:					
Compensation and benefits	**21,829**	18,652	16,503	15,413	14,282
Occupancy	**5,404**	4,858	4,185	3,422	3,365
Other	**10,154**	9,104	7,956	7,196	6,885
Total other expenses	**37,387**	32,614	28,644	26,031	24,532
Income before income taxes	**52,134**	39,734	35,467	34,373	29,609
Income tax expense	**20,350**	15,626	13,719	13,154	12,243
Net income	**$ 31,784**	$ 24,108	$ 21,748	$ 21,219	$ 17,366
Net income per share:					
Basic	**$ 1.40**	$ 1.04	$ .89	$ .77	$ .58
Diluted	**$ 1.36**	$ 1.02	$ .88	$ .76	$ .57

Selected Consolidated Financial Data

Selected Financial Ratios

	At or for the years ended September 30,				
	2002	2001	2000	1999	1998
Performance Ratios:					
Return on average assets	**1.67%**	1.44%	1.44%	1.49%	1.40%
Return on average stockholders' equity	**13.78**	10.89	9.82	8.54	9.34
Net interest rate spread	**3.72**	3.21	3.34	3.30	3.40
Net interest margin	**4.09**	3.75	3.91	3.99	4.04
Noninterest expense to average assets	**1.97**	1.95	1.90	1.83	1.98
Average interest-earning assets to average interest-bearing liabilities	**111.92**	113.57	115.34	119.76	116.54
Efficiency Ratio	**42.38**	45.91	44.49	42.84	46.96
Asset Quality Ratios:					
Nonperforming assets to total assets	**.11**	.20	.23	.24	.37
Allowance for loan losses to total loans	**.93**	.96	1.02	1.12	1.25
Allowance for loan losses to nonperforming loans	**865.87**	519.01	460.19	470.31	483.13
Capital Ratios:					
Average stockholders' equity to average assets	**12.13**	13.20	14.65	17.45	15.01
Stockholders' equity to assets	**11.43**	12.81	13.86	16.13	19.53
Dividend payout ratio	**31.25**	37.26	37.92	37.66	43.66

Management's Discussion and Analysis of Financial Condition and Results of Operations

Special Note Regarding Forward-Looking Statements

This report contains certain "forward-looking statements." Harbor Florida Bancshares, Inc. (the "Company") desires to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and is including this statement for the express purpose of availing itself of the protections of the safe harbor with respect to all such forward-looking statements. These forward-looking statements, which are included in Management's Discussion and Analysis and elsewhere, describe future plans or strategies and include the Company's expectations of future financial results. The words "believe," "expect," "anticipate," "estimate," "project," and similar expressions identify forward-looking statements. The Company's ability to predict results or the effect of future plans or strategies or qualitative or quantitative changes based on market risk exposure is inherently uncertain. Factors which could affect actual results include but are not limited to i) change in general market interest rates, ii) general economic conditions, iii) legislative/regulatory changes, iv) monetary and fiscal policies of the U.S. Treasury and the Federal Reserve, v) changes in the quality or composition of the Company's loan and investment portfolios, vi) demand for loan products, vii) deposit flows, viii) competition and ix) demand for financial services in the Company's markets. These factors should be considered in evaluating the forward-looking statements and undue reliance should not be placed on such statements.

General

The Company owns 100% of the common stock of Harbor Federal Savings Bank ("the Bank"), a federal savings bank whose deposits are insured by the Federal Deposit Insurance Corporation (FDIC). The Bank provides a wide range of banking and related insurance services and is engaged in the business of attracting deposits primarily from the communities it serves and using these and other funds to originate primarily one-to-four family first mortgage loans.

The Company's results of operations are primarily dependent on net interest income. Net interest income is a function of the balances of loans and investments outstanding in any one period, the yields earned on such loans and investments, and the interest paid on deposits and borrowed funds that were outstanding in that same period. The Company's noninterest income consists primarily of fees and service charges, insurance commissions, gains on sale of mortgage loans, gains on sale of securities, gains on sale of premises and equipment and, depending on the period, real estate operations which have either provided income or loss. The results of operations are also significantly impacted by the amount of provisions for loan losses which, in turn, is dependent upon, among other things, the size and makeup of the loan portfolio, loan quality, and trends. The noninterest expenses consist primarily of employee compensation and benefits, occupancy expense and data processing services. Its results of operations are affected by general economic and competitive conditions, including changes in prevailing interest rates and the policies of regulatory agencies.

Disclosure on Quantitative and Qualitative Market Risk and Asset and Liability Management

The Company attempts to manage its assets and liabilities in a manner that stabilizes net interest income and net economic value under a broad range of interest rate environments. This is accomplished by matching maturity and repricing periods on loans and investments to maturity and repricing periods on deposits and borrowings.

The matching of assets and liabilities may be analyzed by determining the extent to which such assets and liabilities are interest rate sensitive. An asset or liability is considered to be interest rate sensitive within a specific time period if it matures or reprices within that time period. Interest rate sensitivity analysis, also known as "gap" analysis, attempts to measure the difference between the amount of interest-earning assets expected to mature or reprice within a specific time period compared to the amount of interest-bearing liabilities expected to mature or reprice within that time period. An interest rate sensitive "gap" is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities maturing or repricing within a specified time period. A "gap" is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets that mature or reprice within a specified time period. Interest rate sensitivity analysis is based on numerous assumptions, such as estimates for paying loans off prior to maturity. Estimates are revised annually to reflect the anticipated interest rate environment.

Generally, an institution with a positive interest rate sensitivity "gap" can expect net interest income to increase during periods of rising interest rates and decline during periods of falling interest rates. Likewise, an institution with a negative "gap" can expect an increase in net interest income during periods of falling interest rates and a decrease in net interest income during periods of rising interest rates. At September 30, 2002, the Company's cumulative one-year interest rate sensitivity "gap" was positive .68%

The Board of Directors has established an Asset/Liability Committee, which consists of the Company's president and other senior officers. The Committee meets on a monthly basis to review loan and deposit pricing and production volumes, interest rate risk analysis, liquidity and borrowing needs, and a variety of other asset and liability management topics.

The Company currently utilizes the following strategies to reduce interest rate risk: (a) the Company seeks to originate and hold in portfolio adjustable rate loans which have periodic interest rate adjustments; (b) the Company sells a portion of newly originated fixed rate residential mortgage loans; (c) the Company seeks to lengthen the maturities of deposits when deemed cost effective through the pricing and promotion of certificates of deposits; (d) the Company seeks to attract low cost checking and transaction accounts which tend to be less interest rate sensitive when interest rates rise; and (e) the Company has utilized long term Federal Home Loan Bank ("FHLB") advances to fund the origination of fixed rate loans. The Company also maintains a high level of liquid assets consisting of shorter-term investments, which are expected to increase in yield as interest rates rise.

Interest Rate Sensitivity

The table below provides information about the Company's financial instruments that are sensitive to changes in interest rates as of September 30, 2002. For borrowings, the table presents principal cash flows by expected maturity dates.

	Within three months	Four to twelve months	More than one year to three years	More than three years to five years	Over five years	Total
			(Dollars in thousands)			
Interest-earning assets (1):						
Mortgage loans (2)						
Fixed rate	$ 88,081	$ 264,245	$ 377,051	$ 160,241	$ 126,822	$1,016,440
Adjustable rate	78,670	91,133	96,349	62,739	28,060	356,951
Other loans (2):						
Fixed rate	12,786	38,359	46,732	15,616	7,541	121,034
Adjustable rate	64,958	4,370	254	—	100	69,682
Mortgage-backed securities:						
Fixed rate	17,855	53,408	73,121	21,859	10,416	176,659
Adjustable rate	399	4,211	—	—	—	4,610
Investment securities and other assets	117,602	61,358	81,413	—	200	260,573
Total	$ 380,351	$ 517,084	$ 674,920	$ 260,455	$ 173,139	$2,005,949
Interest-bearing liabilities:						
Deposits (3):						
NOW accounts	$ 9,449	$ 28,348	$ 36,286	$ 13,063	$ 7,348	$ 94,494
Passbook accounts	17,296	51,888	38,743	6,199	1,180	115,306
Money market accounts	33,732	101,196	32,383	1,295	54	168,660
Certificate accounts	211,891	407,464	148,143	44,865	1,764	814,127
Borrowings (4)	—	22,000	38,000	5,000	380,528	445,528
Total	$ 272,368	$ 610,896	$ 293,555	$ 70,422	$ 390,874	$1,638,115
Excess (deficiency) of interest-earning assets over interest-bearing liabilities	$ 107,983	$ (93,812)	$ 381,365	$ 190,033	$(217,735)	$ 367,834
Cumulative excess of interest-earning assets over interest-bearing liabilities	$ 107,983	$ 14,171	$ 395,536	$ 585,569	$ 367,834	
Cumulative excess of interest-earning assets over interest-bearing liabilities as a percent of total assets	5.16%	0.68%	18.92%	28.00%	17.59%	

(1) Adjustable and floating rate assets are included in the period in which interest rates are next scheduled to adjust rather than in the period in which they are due, and fixed rate assets are included in the periods in which they are scheduled to be repaid based on scheduled amortization, in each case adjusted to reflect estimated prepayments.

Estimated prepayment statistics were obtained from averaged projections from various primary securities dealers. For fixed rate mortgages and mortgage-backed securities, annual prepayment rates from 17 to 39%, based on the coupon rate, were used.

(2) Balances have been reduced for loans in process and deferred loan fees and discounts that aggregated to $100.2 million at September 30, 2002. Nonperforming loans aggregating $2.6 million were included in the within three month repricing period.

(3) The Company's negotiable order of withdrawal ("NOW") accounts, passbook savings accounts and money market deposit accounts are generally subject to immediate withdrawal. However, management considers a certain portion of these accounts have significantly longer effective maturities based on the Company's retention of such deposit accounts in changing interest rate environments. NOW accounts, passbook savings accounts and money market deposit accounts are assumed to be withdrawn at annual rates of 40%, 60% and 80%, respectively, of the declining balance of such accounts during the period shown. Management believes the rates are indicative of expected withdrawal rates in a rising interest rate environment. If all of the Company's NOW accounts, passbook savings accounts, and money market deposit accounts had been assumed to be subject to repricing within one year, the cumulative one-year deficiency of interest-earning assets to interest-bearing liabilities would have been negative $122.4 million, or negative 5.85% of total assets.

(4) Of the $445.5 million of borrowings, $380 million are callable on specified dates during the years 2003, 2005, 2006 and 2007 by the Federal Home Loan Bank (FHLB). Based on the interest rate environment that existed at September 30, 2002, and assuming this interest rate environment remains constant through 2007, management believes that it is unlikely the borrowings would be called by the FHLB. Management has therefore assumed that these borrowings will continue to their stated maturity. These borrowings are included in the over five years repricing category.

Certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable rate mortgage loans, have features that restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. Finally, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

The Company does not purchase, sell or enter into derivative financial instruments or derivative commodity instruments as defined by Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("Statement 133").

Interest Rate Risk

The Company uses a computer model to quantify its interest rate risk. The computer model measures the sensitivity of asset and liability fair values to hypothetical changes in interest rates. Interest rate sensitive instruments used in the computer model include: loans, mortgage-backed securities, investment securities, federal funds sold, interest-bearing deposits in other banks, FHLB stock, deposits, advances from the FHLB, and off-balance sheet loan servicing rights and commitments. The model calculates net present values for assets, liabilities and off-balance sheet contracts using a discounted cash flow methodology. These amounts are netted together to determine net portfolio value. Management estimates discount rates by using current market yields on similar financial instruments. Discount rates are adjusted upward and downward by 100 basis points and 200 basis points to reflect a hypothetical parallel shift in interest rates. In addition, management estimates loan prepayment rates, deposit decay rates, and values of certain assets that could correspond with such hypothetical parallel shifts in interest rates.

Presented below is an analysis of the Company's interest rate risk at September 30, 2002 as calculated utilizing the Company's computer model. The table presents net portfolio value, dollar and percent changes in net portfolio value, for instantaneous and parallel shifts in the yield curve in 100 basis point increments up and down. Due to the low interest rate environment that existed at September 30, 2002, an analysis of a 200 basis point downward shift in interest rates would not be meaningful and is therefore not shown.

Change in rates	Net portfolio value amount	Dollar change	Percent
	(Dollars in thousands)		
+200 B.P.	$ 290,435	$ (3,697)	(1.26)%
+100 B.P.	$ 291,760	$ (2,372)	(.81)%
0 B.P.	$ 294,132	$ 0	0 %
- 100 B.P.	$ 274,751	$ (19,381)	(6.59)%

The Company's net portfolio value amount declines by .81% and 1.26%, respectively in a hypothetical 100 basis point and 200 basis point rise in interest rates. The net portfolio value decline results from the nature of the asset and liability mix. The Company's assets consist of predominately long-term, fixed rate loans and mortgage-backed securities amounting to $1.314 billion at September 30, 2002. Of this amount, $1.137 billion were loans and $177 million were mortgage-backed securities. These assets are funded primarily by interest bearing deposits and borrowings totaling $1.638 billion at September 30, 2002. Interest bearing deposits amounted to $1.192 billion and borrowings totaled $446 million at September 30, 2002. Interest bearing deposits and borrowings tend to be shorter-term in nature. Thus, during periods of rising interest rates, the Company's long-term fixed rate assets can be expected to reprice more slowly than its interest bearing deposits and borrowings. This repricing difference results in a reduction of net portfolio value in rising interest rate environments. Under declining interest rate environments, the Company's loan customers may, under certain circumstances, have an economic incentive to refinance their loans at the prevailing hypothetical rate. Such loan refinancing activity could result in significantly shorter asset durations. Shorter asset durations in a declining interest rate environment could result in a lower net portfolio amount. Therefore, given the low interest rate environment that existed at September 30, 2002, management believes that net portfolio values are likely to be more adversely affected by declining interest rates than rising interest rates.

The preceding analysis is based on numerous assumptions that management believes to be reasonable. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates, and market values of certain assets under various interest rate scenarios. It was also assumed that delinquency rates would not change as a result of changes in interest rates although there can be no assurance that this will be the case. Even if interest rates change in the designated increments, there can be no assurance that the Company's assets and liabilities would perform as indicated in the table above. Since there is no quoted market for most of the Company's financial instruments, management has no basis to determine that values presented would be indicative of the amounts realized in an actual negotiated sale. Furthermore, management has not considered the tax effect or transaction costs that may be associated with disposal of the Company's assets and liabilities. A change in U.S. Treasury rates in the indicated amounts, accompanied by a change in the slope or shape of the yield curve, could result in significantly different net portfolio values than shown above.

Equity Pricing Risk

The Company maintains a portfolio of available for sale equity securities, which subjects the Company to equity pricing risks. The change in fair values of equity securities represents instantaneous changes in all prices for available for sale equity securities. Equity pricing risk is managed through company diversification and individual position limits established in the investment policy. At September 30, 2002, the Company did not maintain an equity trading portfolio. The following are changes in the fair value of the Company's available for sale securities at September 30, 2002 based on percentage changes in fair value.

Percent change in fair value	Fair value of available-for-sale securities
(Dollars in thousands)	
20%	$5,321
10%	$4,877
0%	$4,434
(10)%	$3,991
(20)%	$3,547

Actual future price appreciation or depreciation may be different from the changes identified in the table above.

Analysis of Net Interest Income

The Company's earnings historically depended primarily upon its net interest income, which is the difference between interest income earned on its loans and investments ("interest-earning assets") and interest incurred on its deposits and any borrowed funds ("interest-bearing liabilities"). Net interest income is affected by (i) the difference between rates of interest earned on the Company's interest-earning assets and rates paid on its interest-bearing liabilities ("interest rate spread") and (ii) the relative amounts of its interest-earning assets and interest-bearing liabilities.

The following tables present an analysis of certain aspects of the Company's operations during the periods indicated. The first table presents the average balances of, and the interest and dividends earned or incurred on, each major class of interest-earning assets and interest-bearing liabilities. No tax equivalent adjustments were made. Average balances represent daily average balances. The yields and costs include fees that are considered adjustments to yields.

	Years ended September 30,								
	2002			2001			2000		
	Average balance	**Interest & dividends**	**Yield/ rate**	Average balance	Interest & dividends	Yield/ rate	Average balance	Interest & dividends	Yield/ rate
	(Dollars in thousands)								
Assets:									
Interest-earning assets (1):									
Interest-bearing deposits	**$ 72,482**	**$ 1,369**	**1.89%**	$ 49,878	$ 2,221	4.45%	$ 15,416	$ 844	5.47%
Investment securities	**99,367**	**4,421**	**4.45**	78,236	4,611	5.89	97,490	5,849	6.00
Mortgage-backed securities	**183,650**	**11,167**	**6.08**	149,708	9,517	6.36	180,460	11,537	6.39
Mortgage loans	**1,309,003**	**100,887**	**7.71**	1,188,592	95,353	8.02	1,035,615	81,928	7.91
Other loans	**175,577**	**13,963**	**7.95**	154,410	14,348	9.29	130,580	12,164	9.32
Total interest-earning assets	**1,840,079**	**131,807**	**7.16**	1,620,824	126,050	7.78	1,459,561	112,322	7.70
Total noninterest-earning assets	**61,030**			56,737			52,207		
Total assets	**1,901,109**			1,677,561			1,511,768		
Liabilities and Stockholders' Equity:									
Interest-bearing liabilities									
Deposits:									
Transaction accounts	**$ 389,061**	**$ 2,838**	**.73%**	$ 299,987	$ 4,577	1.53%	$ 221,001	$ 2,466	1.12%
Passbook savings	**107,606**	**722**	**.67**	92,921	1,264	1.36	106,465	2,002	1.88
Official checks	**12,667**	**—**	**.00**	10,249	—	.00	9,161	—	.00
Certificate accounts	**782,563**	**34,269**	**4.38**	757,611	44,563	5.88	695,866	37,546	5.40
Total deposits	**1,291,897**	**37,829**	**2.93**	1,160,768	50,404	4.34	1,032,493	42,014	4.07
FHLB advances	**352,199**	**18,799**	**5.34**	266,340	14,817	5.56	232,917	13,195	5.67
Other borrowings	**20**	**3**	**13.82**	69	13	18.84	16	6	35.15
Total interest-bearing liabilities	**1,644,116**	**56,631**	**3.44**	1,427,177	65,234	4.57	1,265,426	55,215	4.36
Noninterest-bearing liabilities	**26,316**			29,022			24,922		
Total liabilities	**1,670,432**			1,456,199			1,290,348		
Stockholders' equity	**230,677**			221,362			221,420		
Total liabilities and stockholders' equity	**1,901,109**			1,677,561			1,511,768		
Net interest income/ interest rate spread (2)		**$ 75,176**	**3.72%**		$ 60,816	3.21%		$ 57,107	3.34%
Net interest-earning assets/ net interest margin (3)	**$ 195,963**		**4.09%**	$ 193,647		3.75%	$ 194,135		3.91%
Interest-earning assets to interest-bearing liabilities			**111.92%**			113.57%			115.34%

(1) Average balances and rates include nonaccruing loans.

(2) Interest rate spread represents the difference between weighted average interest rates earned on interest-earning assets and the weighted average interest rates paid on interest-bearing liabilities.

(3) Net interest margin represents net interest income as a percentage of average interest-earning assets.

Rate/Volume Analysis

The relationship between the volume and rates of the Company's interest-earning assets and interest-bearing liabilities influences the Company's net interest income. The following table reflects the sensitivity of the Company's interest income and interest expense to changes in volume and in prevailing interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on effects attributable to: (1) changes in volume (changes in volume multiplied by old rate); (2) changes in rate (changes in rate multiplied by old volume); and (3) net change. Changes attributable to the combined impact of volume and rates have been allocated proportionately to changes due to volume and changes due to rate.

	Years Ended September 30, Increase (Decrease)								
	2002 vs. 2001			2001 vs. 2000			2000 vs. 1999		
	Volume	**Rate**	**Net**	Volume	Rate	Net	Volume	Rate	Net
	(In thousands)								
Interest income:									
Interest-bearing deposits	**$ 427**	**$(1,279)**	**$ (852)**	$ 1,532	$ (155)	$ 1,377	$ (1,935)	$ 282	$(1,653)
Investment securities	**933**	**(1,123)**	**(190)**	(1,007)	(231)	(1,238)	(288)	30	(258)
Mortgage-backed securities	**2,064**	**(414)**	**1,650**	(1,955)	(65)	(2,020)	(1,731)	95	(1,636)
Mortgage loans	**9,538**	**(4,005)**	**5,533**	12,187	1,238	13,425	10,499	(171)	10,328
Nonmortgage loans:									
Commercial loans	**75**	**(676)**	**(601)**	584	(137)	447	446	81	527
Consumer loans	**1,642**	**(1,425)**	**217**	1,629	108	1,737	1,075	55	1,130
Total interest income	**14,679**	**(8,922)**	**5,757**	12,970	758	13,728	8,066	372	8,438
Interest expense:									
Deposits:									
Transaction accounts	**$ 647**	**$(2,386)**	**$(1,739)**	$ 1,181	$ 930	$ 2,111	$ 437	$ 248	$ 685
Passbook savings	**79**	**(621)**	**(542)**	(421)	(317)	(738)	123	(114)	9
Certificate accounts	**1,092**	**(11,386)**	**(10,294)**	3,632	3,385	7,017	1,904	1,697	3,601
Total deposits	**1,818**	**(14,393)**	**(12,575)**	4,392	3,998	8,390	2,464	1,831	4,295
FHLB advances	**4,402**	**(420)**	**3,982**	1,786	(164)	1,622	1,911	167	2,078
Other borrowings	**(10)**	**—**	**(10)**	7	—	7	2	—	2
Total interest expense	**6,210**	**(14,813)**	**(8,603)**	6,185	3,834	10,019	4,377	1,998	6,375
Net interest income	**$8,469**	**$ 5,891**	**$14,360**	$ 6,785	$ (3,076)	$ 3,709	$ 3,689	$(1,626)	$ 2,063

Results of Operations

Year Ended September 30, 2002 Compared to Year Ended September 30, 2001

General

Diluted earnings per share for the year ended September 30, 2002, increased 33.3% to $1.36 per share on net income of $31.8 million, compared to $1.02 per share on net income of $24.1 million for the same period last year. This increase was due primarily to the growth in the loan portfolio, the increase in the net interest margin due primarily to a decrease in the cost of deposits and a reduction in shares outstanding due to treasury stock purchases. Net interest income increased 23.6% to $75.2 million for the year ended September 30, 2002, compared to $60.8 million for the year ended September 30, 2001. This increase was due to an increase in interest income of $5.8 million and a decrease in interest expense of $8.6 million. Other income increased to $15.9 million for the year ended September 30, 2002 from $12.3 million for the year ended September 30, 2001. Other expenses increased to $37.4 million for the year ended September 30, 2002 from $32.6 million for the year ended September 30, 2001.

Interest Income

Total interest income increased to $131.8 million for the year ended September 30, 2002 from $126.1 million for the year ended September 30, 2001 as a result of an increase in average interest-earning assets to $1.8 billion for the year ended September 30, 2002 from $1.6 billion for the year ended September 30, 2001. The average rate earned on interest-earning assets decreased to 7.16% for the year ended September 30, 2002 from 7.78% for the year ended September 30, 2001, a decrease of 62 basis points. Interest income on loans increased $5.2 million to $114.9 million for the year ended September 30, 2002 from $109.7 million for the year ended September 30, 2001. This increase was a result of a $141.6 million increase in the average balance to $1.5 billion in 2002 from $1.3 billion in 2001. The average yield on loans decreased to 7.74% for the year ended September 30, 2002 from 8.17% for the year ended September 30, 2001. The increase in the average balance of total loans was mainly due to significant growth in the residential, commercial real estate and consumer loan portfolios resulting from increased levels of loan originations. Interest income on investment securities decreased $190,000 to $4.4 million for the year ended September 30, 2002 from $4.6 million for the year ended September 30, 2001. This decrease was primarily due to a decrease in the yield on investments to 4.45% for the year ended September 30, 2002 from 5.89% for the year ended September 30, 2001. This decrease was partially offset by a $21.1 million increase in the average balance to $99.4 million in 2002 from $78.2 million in 2001. The increase in the average balance of investment securities was primarily due to the purchase of FHLB and FHLMC Notes. Interest income on mortgage-backed securities increased $1.7 million to $11.2 million for the year ended September 30, 2002 from $9.5 million for the year ended September 30, 2001. This increase was primarily the result of a $33.9 million increase in the average balance to $183.6 million in 2002 from $149.7 million in 2001. The increase in the average balance of mortgage-backed securities was primarily due to the purchase of FHLMC and FNMA 15 year mortgage-backed securities. Other interest income, mainly consisting of interest on interest-bearing deposits in other banks, decreased $852,000 to $1.4 million for the year ended September 30, 2002 from $2.2 million for the year ended September 30, 2001. This decrease was primarily due to a decrease in the yield on interest-bearing deposits to 1.89% for the year ended September 30, 2002 from 4.45% for the year ended September 30, 2001. This decrease was partially offset by an increase in the average balance to $72.5 million in 2002 from $49.9 million in 2001. The increase in the average balance of interest-bearing deposits was primarily due to an increase in overnight funds on deposit at the FHLB.

Interest Expense

Total interest expense decreased to $56.6 million for the year ended September 30, 2002 from $65.2 million for the year ended September 30, 2001. This decrease was due primarily to a decrease in the average rate incurred on interest-bearing liabilities to 3.44% for the year ended September 30, 2002 from 4.57% for the year ended September 30, 2001, a decrease of 113 basis points. This decrease was partially offset by an increase in average interest-bearing liabilities to $1.6 billion for the year ended September 30, 2002 from $1.4 billion for the year ended September 30, 2001. Interest expense on deposits decreased $12.6 million to $37.8 million for the year ended September 30, 2002 from $50.4 million for the year ended September 30, 2001. This decrease was a result of a decrease of 141 basis points in the average rate to 2.93% for the year ended September 30, 2002 from 4.34% for the year ended September 30 2001. This decrease was partially offset by a $131.1 million increase in the average balance to $1.3 billion in 2002 from $1.2 billion in 2001. The average deposit mix changed to 39.4% and 60.6% of core deposits and certificates, respectively, for the year ended September 30, 2002 from 34.7% and 65.3%, respectively, for the same period in 2001. Interest expense on FHLB advances and other borrowings increased $4.0 million to $18.8 million for the year ended September 30, 2002 from $14.8 million for the year ended September 30, 2001. This increase was the result of an increase of $85.9 million in the average balance to $352.2 million in 2002 from $266.3 million in 2001, primarily due to proceeds from new long-term fixed rate advances taken in order to fund the origination of fixed rate loans and the purchase of mortgage-backed securities.

Provision for Loan Losses

The determination of the allowance for loan losses is considered by management to be a critical accounting policy and is based upon estimates made by management.

Critical accounting policies are defined as policies which are material to the portrayal of the Company's financial condition and results of operations, and that require management's most difficult, subjective, or complex judgments. The Company's financial results could differ significantly if different judgments or estimates are applied in the application of these policies.

The provision for loan losses was $1.5 million for the year ended September 30, 2002, compared to $798,000 for the year ended September 30, 2001. The provision for loan losses for the year ended September 30, 2002 was principally comprised of a charge of $949,000 due to loan growth, primarily in the commercial real estate and consumer loan portfolios, and $555,000 in net charge offs. The provision for loan losses for the year ended September 30, 2001 was principally comprised of a charge of $424,000 related to an increase in the level of classified loans, due primarily to the change in classification of one commercial real estate loan, $264,000 due to loan growth, primarily in the residential and consumer loan portfolios, and a charge of $110,000 for net chargeoffs. The allowance for loan losses was at $14.4 million and $13.4 million for September 30, 2002 and 2001, respectively. The allowance was .93% and .96% of total loans at September 30, 2002 and 2001, respectively and was 219.4% and 251.9% of classified loans at September 30, 2002 and 2001, respectively. Nonperforming loans decreased to $1.7 million at September 30, 2002 from $2.6 million at September 30, 2001. The ratio of the allowance for loan losses to total nonperforming loans increased to 865.9% at September 30, 2002 from 519.0% at September 30, 2001.

There were no significant changes in the estimation methods or fundamental assumptions used in the calculation of the allowance for loan losses at September 30, 2002, compared to September 30, 2001. Furthermore, there was no reallocation of the allowance from September 30, 2001. While the Company's management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions.

Other Income

Other income increased by $3.6 million to $15.9 million for the year ended September 30, 2002 from $12.3 million for the year ended September 30, 2001. This increase was due primarily to increases of $2.3 million in other fees and service charges, $1.9 million in gain on the sale of mortgage loans, $468,000 in insurance commissions and fees partially offset by decreases of $653,000 in gain on the sale of premises and equipment and $422,000 in gain on the sale of securities. Other fees and service charges, primarily from fees and service charges on deposit products, were $10.8 million and $8.4 million for the years ended September 30, 2002 and 2001, respectively. This increase was due primarily to the growth in transaction accounts. Gain on sale of mortgage loans was $2.2 million and $321,000 for the years ended September 30, 2002 and 2001, respectively. This increase was due to an increase in the sale of residential one-to-four fixed rate mortgage loans to reduce interest rate risk by limiting the growth of long term fixed rate loans in the portfolio. Insurance commissions and fees were $2.2 million and $1.7 million for the years ended September 30, 2002 and 2001, respectively. This increase was due primarily to fees from the sale of fixed rate annuities and insurance products. Gain on the sale of securities, primarily from the sale of equity securities, was $467,000 and $889,000 for the years ended September 30, 2002 and 2001, respectively. Gain on the sale of premises and equipment, primarily from the sale of office buildings and land, were $18,000 and $671,000 for the years ended September 30, 2002 and 2001, respectively.

Other Expense

Other expense increased by $4.8 million to $37.4 million for the year ended September 30, 2002 from $32.6 million for the year ended September 30, 2001. The increase was due primarily to increases of $3.2 million in compensation and benefits, $546,000 in occupancy expense, $479,000 in data processing services and $474,000 in other expenses. The increase in compensation and benefits was due primarily to annual salary increases and additional staff required to support the growth in loans and deposits. The increase in occupancy expense was due primarily to an increase in data processing equipment expense. The increases in data processing services and other expenses are due primarily to increases resulting from the growth in loans and deposits.

Income Taxes

Income tax expense increased by $4.8 million to $20.4 million for the year ended September 30, 2002 from $15.6 million for the year ended September 30, 2001, due primarily to an increase in pretax accounting income. The effective tax rates were 39.0% and 39.3% for the years ended September 30, 2002 and 2001, respectively.

Year Ended September 30, 2001 Compared to Year Ended September 30, 2000

General

Diluted earnings per share for the year ended September 30, 2001, increased 15.9% to $1.02 per share on net income of $24.1 million, compared to 88 cents per share on net income of $21.7 million for the same period last year. This increase was due primarily to the growth in the loan portfolio and a decrease in the average number of shares outstanding as a result of the stock repurchase plan. Net interest income increased 6.5% to $60.8 million for the year ended September 30, 2001, compared to $57.1 million for the year ended September 30, 2000. This increase was due to an increase in interest income of $13.7 million partially offset by an increase in interest expense of $10.0 million. Other income increased to $12.3 million for the year ended September 30, 2001 from $7.9 million for the year ended September 30, 2000. Other expenses increased to $32.6 million for the year ended September 30, 2001 from $28.7 million for the year ended September 30, 2000.

Interest Income

Total interest income increased to $126.1 million for the year ended September 30, 2001 from $112.3 million for the year ended September 30, 2000 as a result of an increase in average interest-earning assets to $1.6 billion for the year ended September 30, 2001 from $1.5 billion for the year ended September 30, 2000. The average rate earned on interest-earning assets increased to 7.78% for the year ended September 30, 2001 from 7.70% for the year ended September 30, 2000, an increase of 8 basis points. Interest income on loans increased $15.6 million to $109.7 million for the year ended September 30, 2001 from $94.1 million for the year ended September 30, 2000. This increase was a result of a $176.8 million increase in the average balance to $1.3 billion in 2001 from $1.2 billion in 2000. The average yield on loans increased to 8.17% for the year ended September 30, 2001 from 8.07% for the year ended September 30, 2000. The increase in the average balance of total loans was mainly due to significant growth in the residential and commercial loan portfolios resulting from increased levels of loan originations. Interest income on investment securities decreased $1.2 million to $4.6 million for the year ended September 30, 2001 from $5.8 million for the year ended September 30, 2000. This decrease was primarily the result of a $19.3 million decrease in the average balance to $78.2 million in 2001 from $97.5 million in 2000. The decrease in the average balance of investment securities was primarily due to the maturity and call of FHLB and FNMA Notes. Interest income on mortgage-backed securities decreased $2.0 million to $9.5 million for the year ended September 30, 2001 from $11.5 million for the year ended September 30, 2000. This decrease was primarily the result of a $30.8 million decrease in the average balance to $149.7 million in 2001 from $180.5 million in 2000. The decrease in the average balance of mortgage-backed securities was primarily due to repayments. Other interest income, mainly consisting of interest on interest-bearing deposits in other banks, increased $1.4 million to $2.2 million for the year ended September 30, 2001 from $844,000 for the year ended September 30, 2000. This increase was primarily the result of a $34.5 million increase in the average balance of funds on deposit at the FHLB to $49.9 million in 2001 from $15.4 million in 2000. The increase in the average balance of interest-bearing deposits was primarily due to an increase in overnight funds on deposit at the FHLB.

Interest Expense

Total interest expense increased to $65.2 million for the year ended September 30, 2001 from $55.2 million for the year ended September 30, 2000. This increase was due primarily to an increase in average interest-bearing liabilities to $1.4 billion for the year ended September 30, 2001 from $1.3 billion for the year ended September 30, 2000. The average interest rate incurred on interest-bearing liabilities was 4.57% for the year ended September 30, 2001 compared to 4.36% for the year ended September 30, 2000, an increase of 21 basis points. Interest expense on deposits increased $8.4 million to $50.4 million for the year ended September 30, 2001 from $42.0 million for the year ended September 30, 2000. This increase was a result of a $128.3 million increase in the average balance to $1.2 billion in 2001 from $1 billion in 2000 and an increase of 27 basis points in the average interest rate to 4.34% for the year ended September 30, 2001 from 4.07% for the year ended September 30, 2000. The average deposit mix changed to 34.7% and 65.3% of core deposits and certificates, respectively, for the year ended September 30, 2001 from 32.6% and 67.4%, respectively, for the same period in 2000. Interest expense on FHLB advances and other borrowings increased $1.6 million to $14.8 million for the year ended September 30, 2001 from $13.2 million for the year ended September 30, 2000. This increase was the result of an increase of $33.4 million in the average balance to $266.3 million in 2001 from $232.9 million in 2000 primarily due to proceeds from new long-term fixed rate advances taken in order to fund the origination of fixed rate loans and the purchase of mortgage-backed securities.

Provision for Loan Losses

The provision for loan losses was $798,000 for the year ended September 30, 2001, compared to $847,000 for the year ended September 30, 2000. The provision for loan losses for the year ended September 30, 2001 was principally comprised of a charge of approximately $424,000 related to an increase in the level of classified loans due primarily to the change in classification of one commercial real estate loan, a charge of approximately $264,000 due to loan growth primarily in the residential and consumer loan portfolios, and a charge of approximately $110,000 for net chargeoffs. The provision for loan losses for the year ended September 30, 2000 was principally comprised of a credit of approximately $99,000 related to a decrease in the level of classified loans, a charge of approximately $876,000 due to overall loan portfolio growth and a charge of approximately $70,000 for net chargeoffs. The allowance for loan losses was at $13.4 million and $12.7 million for September 30, 2001 and 2000, respectively. The allowance was .96% and 1.02% of total loans at September 30, 2001 and 2000, respectively and was 251.9% and 277.9% of classified loans at September 30, 2001 and 2000, respectively. Nonperforming loans decreased to $2.6 million at September 30, 2001 from $2.8 million at September 30, 2000. The ratio of the allowance for loan losses to total nonperforming loans increased to 519.0% at September 30, 2001 from 460.2% at September 30, 2000.

There were no significant changes in the estimation methods or fundamental assumptions used in the calculation of the allowance for loan losses at September 30, 2001, compared to September 30, 2000. Furthermore, there was no reallocation of the allowance from September 30, 2000. While the Company's management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions.

Other Income

Other income increased by $4.5 million to $12.3 million for the year ended September 30, 2001 from $7.9 million for the year ended September 30, 2000. This increase is due primarily to an increase of $1.6 million in other fees and service charges, an increase of $1.3 million in insurance commissions and fees, an increase of $786,000 in gains on the sale of securities and an increase of $504,000 in gains on the sale of premises and equipment. Other fees and service charges, primarily from fees and service charges on deposit products, were $8.4 million and $6.8 million for the years ended September 30, 2001 and 2000, respectively. This increase was due primarily to the growth in transaction accounts. Insurance commissions and fees were $1.7 million and $418,000 for the years ended September 30, 2001 and 2000, respectively. This increase was due primarily to the acquisition of one insurance agency in 2001 and two insurance agencies in 2000. Gain on the sale of securities, primarily from the sale of equity securities, was $889,000 and $103,000 for the years ended September 30, 2001 and 2000, respectively. Gains on the sale of premises and equipment, primarily from the sale of office buildings and land, were $671,000 and $167,000 for the years ended September 30, 2001 and 2000, respectively.

Other Expense

Other expense increased by $4.0 million to $32.6 million for the year ended September 30, 2001 from $28.6 million for the year ended September 30, 2000. The increase was due primarily to increases of $2.1 million in compensation and benefits, $673,000 in occupancy expense and $823,000 in other expenses. The increase in compensation and benefits is due primarily to annual salary increases, additional staff required to support the growth in loans and deposits and the acquisition of three insurance agencies. The increase in occupancy expense is due primarily to an increase in data processing equipment expense and the acquisition of three insurance agencies. The increase in other expense is due primarily to increases resulting from the growth in loans and deposits and the operation of the insurance agencies.

Income Taxes

Income tax expense increased by $1.9 million to $15.6 million for the year ended September 30, 2001 from $13.7 million for the year ended September 30, 2000, due primarily to an increase in pretax accounting income. The effective tax rates were 39.3% and 38.7% for the years ended September 30, 2001 and 2000, respectively.

Liquidity and Capital Resources

The Bank's primary sources of funds are deposits, amortization and prepayment of loans and mortgage-backed securities, maturities of investment securities and other short-term investments, and earnings and funds provided from operations. The Bank will consider increasing its borrowings from the Federal Home Loan Bank of Atlanta from time to time as an alternative to increasing deposit account interest rates. In addition, the Bank holds unpledged fixed and adjustable rate mortgage-backed securities totaling $163.7 million at September 30, 2002 that could be used as collateral under repurchase transactions with securities dealers. Repurchase transactions serve as secured borrowings and provide a source of short-term liquidity for the Bank. At September 30, 2002, the Bank had $814.1 million or 59.3% of the Bank's deposits in certificate accounts. Based on past experience, management believes that a substantial percentage of these certificates will be renewed at maturity, although there can be no assurance that this will occur. The Bank would use borrowings from the FHLB or repurchase transactions with securities dealers if replacement funding was needed as a result of maturing certificate accounts.

Net cash provided by the Company's operating activities (i.e. cash items affecting net income) was $35.2 million, $28.5 million and $24.7 million for the years ended September 30, 2002, 2001 and 2000, respectively.

Net cash used by the Company's investing activities (i.e. cash used primarily from its investment securities, mortgage-backed securities and loan portfolios) was $281.8 million, $104.3 million and $152.2 million for the years ended September 30, 2002, 2001 and 2000, respectively. The increase in cash flows in 2002 was due primarily to an increase of $98.5 million in the purchase of investment securities, a decrease of $40.0 million in the maturity of investment securities, an increase of $58.0 million in the purchase of mortgage-backed securities partially offset by a $19.1 million increase in principal repayments of mortgage-backed securities. The decrease in cash flows in 2001 was due primarily to a decrease of $30.6 million in the change in net loans, an increase of $39.3 million in proceeds from maturity of investment securities partially offset by a $26.1 million increase in the purchase of mortgage-backed securities.

Net cash provided by the Company's financing activities (i.e. cash receipts primarily from net increases (decreases) in deposits and net FHLB advances) was $301.5 million, $138.8 million and $94.2 million for the years ended September 30, 2002, 2001 and 2000, respectively. The increase in cash flows in 2002 was due primarily to an increase of $84.4 million in net proceeds from long-term borrowings, an increase of $70.7 million in net increase in deposits and a decrease of $8.0 million in net payments of short-term borrowings. The increase in cash flows in 2001 was due primarily to an increase of $75.6 million in net proceeds from long-term borrowings, a decrease of $19.4 million in the purchase of treasury stock partially offset by a decrease of $31.0 million in net proceeds from short-term borrowings and a decrease of $19.4 million in the change in deposits.

The Bank's liquid assets consist primarily of investment securities and cash. At September 30, 2002, the Bank had liquid assets of $295.0 million, with loan commitments of $79.6 million (consisting of unused lines of credit to homebuilders and residential and commercial loan commitments), letters of credit of $6.1 million and unfunded loans in process of $94.0 million (the latter consisting primarily of residential loans in process). In addition, the Bank had certain investments in mortgage-backed securities aggregating $181.3 million. The Bank intends to hold such investments in mortgage-backed securities until maturity. However, such investments may be used as collateral for borrowing as such need arises.

Harbor Florida Bancshares, Inc. (the holding company) has cash requirements to pay dividends to shareholders and the holding company's expenses. During 2002, the holding company expended $10.4 million for dividends and expenses. As of September 30, 2002, the holding company had $6.3 million in cash, $4.4 million in available for sale securities and is eligible to receive dividends from the Bank in order to meet future cash requirements. Management believes that sufficient financial resources exist at the holding company level to meet its obligations for the next twelve months. As of September 30, 2002, $73.4 million was available for distribution from the Bank to the holding company without further regulatory approval.

Stockholders' equity increased to $238.9 million at September 30, 2002, from $224.8 million at September 30, 2001. The increase is due primarily to $31.8 million of earnings for the fiscal year partially offset by $9.9 million of dividends paid and the repurchase of $13.1 million of Company common stock to be held as treasury stock.

The Company's Board of Directors has previously approved a stock repurchase plan permitting the Company to acquire up to 2,761,284 shares of its common stock subject to market conditions. During 2002, the Company repurchased 694,591 shares at an average price of $18.84 per share. On October 9, 2002, the Company's Board of Directors approved a new stock repurchase plan permitting the Company to acquire up to 1,200,000 shares of common stock, approximately 5% of the outstanding common stock. The new stock repurchase plan expires on October 9, 2003. The stock repurchase plan is one of the tools the Company uses to manage the growth of its capital.

During 2001 and 2000, the Company reissued treasury stock to acquire two insurance agencies. See Note 17 of the consolidated financial statements for additional disclosures related to the acquisition of insurance agencies.

As a result of the decline in market value of the investments held by the defined benefit plan, the Bank, based on actuarial calculations, will be required to contribute approximately $500,000 during fiscal year 2003. In order to limit the future cost of the defined benefit plan, all new employees hired on or after January 1, 2003 will not participate in the plan.

Impact of New Accounting Standards

In July 2001, the FASB issued SFAS No. 141, "Business Combinations", ("Statement 141") and SFAS No. 142, "Goodwill and Other Intangible Assets," ("Statement 142"). Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement 142. Other intangible assets would continue to be amortized over their estimated useful lives. In the transition, any impairment losses will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period.

The Company adopted the provisions of Statement 141 immediately and the Company adopted Statement 142 effective October 1, 2001. As of the date of adoption, the Company had unamortized goodwill in the amount of approximately $3,378,000 that is subject to the transition provisions of Statements 141 and 142. Pursuant to Statement 142, the Company no longer amortizes goodwill. Amortization expense related to goodwill was approximately $300,000 and $223,000 for the years ended September 30, 2001 and 2000, respectively. Upon adoption, the Company did not have a transitional impairment loss. Had goodwill amortization been excluded from net income for the years ended September 30, 2001 and 2000, net income would have increased to approximately $24,408,000 and $21,971,000 respectively. Basic earnings per share would have increased to $1.05 and $0.90 per share, respectively, and diluted earnings per share would have increased to $1.03 and $0.89 per share, respectively.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("Statement 143"), which addresses financial accounting and reporting for legal obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. Statement 143 is effective for fiscal years beginning after June 15, 2002. This Statement is not expected to have a material impact on the Company's consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets" ("Statement 144") which supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("Statement 121") and the accounting and reporting provisions of APB No. 30, "Reporting the Results of Operation — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. While Statement 144 retains many of the fundamental provisions of Statement 121, it establishes a single accounting model for long-lived assets to be disposed of by sale, and resolves certain implementation issues not previously addressed by Statement 121. Statement 144 is effective for fiscal years beginning after December 15, 2001. This Statement is not expected to have a material impact on the Company's consolidated financial statements.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("Statement 145"). Among other things, Statement 145 rescinds FASB Statement No. 4, "Reporting Gains and Losses From Extinguishment of Debt", which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. The provisions of Statement 145 related to the rescission of FASB Statement No. 4 are effective for fiscal years beginning after May 15, 2002, with early application encouraged. This statement is not expected to have a material impact on the Company's consolidated financial statements.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("Statement 146") which requires, among other things, recording a liability for costs associated with an exit or disposal activity when that liability is incurred and can be measured at fair value. Commitment to an exit plan or a plan of disposal expresses only management's future actions and, therefore, does not meet the requirement for recognizing a liability and the related expense. The provisions of Statement 146 are effective prospectively for exit and disposal activities initiated after December 31, 2002, with early application encouraged. This statement is not expected to have a material impact on the Company's consolidated financial statements.

KPMG

Phillips Point East Tower, Suite 215
777 South Flagler Drive
West Palm Beach, Florida 33401

The Board of Directors
Harbor Florida Bancshares, Inc.:

We have audited the accompanying consolidated statements of financial condition of Harbor Florida Bancshares, Inc. and subsidiaries as of September 30, 2002 and 2001, and the related consolidated statements of earnings, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended September 30, 2002. These consolidated financial statements are the responsibility of Harbor Florida Bancshares, Inc.'s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Harbor Florida Bancshares, Inc. and subsidiaries at September 30, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2002 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

October 11, 2002

Consolidated Statements of Financial Condition

September 30, 2002 and 2001

	2002	2001
	(In thousands except share data)	
Assets		
Cash and amounts due from depository institutions	$ 52,299	$ 41,134
Interest-bearing deposits in other banks	95,326	51,658
Investment securities held to maturity (estimated market value of $245 and $220 at September 30, 2002 and 2001, respectively)	200	200
Investment securities available for sale at estimated market value	147,205	46,414
Mortgage-backed securities held to maturity (estimated market value of $188,853 and $156,900 at September 30, 2002 and 2001, respectively)	181,269	153,714
Loans held for sale (estimated market value of $8,496 and $5,512 at September 30, 2002 and 2001, respectively)	8,263	5,373
Loans, net	1,541,468	1,401,873
Accrued interest receivable	9,847	9,210
Real estate owned	733	917
Premises and equipment, net	27,049	24,101
Federal Home Loan Bank stock	22,276	15,027
Goodwill, net	3,378	3,378
Other assets	1,810	2,109
Total assets	$ 2,091,123	$ 1,755,108
Liabilities and Stockholders' Equity:		
Liabilities:		
Deposits	$ 1,372,362	$ 1,200,092
Short-term borrowings	22,000	10,043
Long-term debt	423,528	285,544
Advance payments by borrowers for taxes and insurance	23,290	22,915
Income taxes payable	1,822	4,138
Other liabilities	9,203	7,541
Total liabilities	1,852,205	1,530,273
Stockholders' Equity:		
Preferred stock; $.10 par value; authorized 10,000,000 shares; none issued and outstanding	—	—
Common stock; $.10 par value; authorized 70,000,000 shares; 31,452,595 shares issued and 23,971,485 outstanding at September 30, 2002 and 31,210,415 shares issued and 24,423,896 outstanding at September 30, 2001	3,145	3,121
Paid-in capital	195,506	192,537
Retained earnings	146,932	125,084
Accumulated other comprehensive income, net	2,338	1,602
Common stock purchased by:		
Employee stock ownership plan (ESOP)	(10,650)	(11,349)
Recognition and retention plan (RRP)	(3,652)	(4,547)
Treasury stock, at cost, 7,481,110 shares and 6,786,519 shares at September 30, 2002 and 2001, respectively	(94,701)	(81,613)
Total stockholders' equity	238,918	224,835
Total liabilities and stockholders' equity	$ 2,091,123	$ 1,755,108

See accompanying notes to consolidated financial statements.

Consolidated Statements of Earnings

Years ended September 30, 2002, 2001 and 2000

	2002	2001	2000
	(In thousands except per share data)		
Interest income:			
Loans	**$ 114,850**	$ 109,701	$ 94,092
Investment securities, principally taxable interest	**4,421**	4,611	5,849
Mortgage-backed securities	**11,167**	9,517	11,537
Other	**1,369**	2,221	844
Total interest income	**131,807**	126,050	112,322
Interest expense:			
Deposits	**37,829**	50,404	42,014
Other	**18,802**	14,830	13,201
Total interest expense	**56,631**	65,234	55,215
Net interest income	**75,176**	60,816	57,107
Provision for loan losses	**1,515**	798	847
Net interest income after provision for loan losses	**73,661**	60,018	56,260
Other income:			
Other fees and service charges	**10,779**	8,450	6,812
Insurance commissions and fees	**2,153**	1,685	418
Income from real estate operations	**187**	294	249
Gain on sale of mortgage loans	**2,234**	321	66
Gain on sale of securities	**467**	889	103
Gain on sale of premises and equipment	**18**	671	167
Other	**22**	20	36
Total other income	**15,860**	12,330	7,851
Other expenses:			
Compensation and employee benefits	**21,829**	18,652	16,503
Occupancy	**5,404**	4,858	4,185
Data processing services	**2,603**	2,124	1,764
Advertising and promotion	**1,111**	1,014	1,049
Other	**6,440**	5,966	5,143
Total other expense	**37,387**	32,614	28,644
Income before income taxes	**52,134**	39,734	35,467
Income tax expense	**20,350**	15,626	13,719
Net income	**$ 31,784**	$ 24,108	$ 21,748
Net income per share:			
Basic	**$ 1.40**	$ 1.04	$ .89
Diluted	**$ 1.36**	$ 1.02	$ .88

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity and Comprehensive Income

Years ended September 30, 2002, 2001 and 2000

	Comprehensive Income	Common stock	Paid-in capital	Retained earnings
Balance at September 30, 1999		$ 3,110	$ 191,016	$ 96,485
Comprehensive income:				
Net income	$ 21,748	—	—	21,748
Other comprehensive income, net of tax	303	—	—	—
Comprehensive income	$ 22,051			
Stock options exercised		4	92	—
Amortization of award of ESOP and RRP		—	102	—
Dividends paid		—	—	(8,292)
Tax benefit of stock plans		—	188	—
Treasury Stock issued to purchase insurance agency		—	(107)	—
Purchase of treasury shares		—	—	—
Balance at September 30, 2000		$ 3,114	$ 191,291	$ 109,941
Comprehensive income:				
Net income	$ 24,108	—	—	24,108
Other comprehensive income, net of tax	1,369	—	—	—
Comprehensive income	$ 25,477			
Stock options exercised		7	419	—
Amortization of award of ESOP and RRP		—	460	—
Dividends paid		—	—	(8,965)
Tax benefit of stock plans		—	337	—
Treasury stock issued to purchase insurance agency		—	30	—
Purchase of treasury shares		—	—	—
Balance at September 30, 2001		$ 3,121	$ 192,537	$ 125,084
Comprehensive income:				
Net income	$ 31,784	—	—	31,784
Other comprehensive income, net of tax	736	—	—	—
Comprehensive income	$ 32,520			
Stock options exercised		24	1,838	—
Amortization of award of ESOP and RRP		—	725	—
Dividends paid		—	—	(9,936)
Tax benefit of stock plans		—	406	—
Purchase of treasury shares		—	—	—
Balance at September 30, 2002		$ 3,145	$ 195,506	$ 146,932

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity and Comprehensive Income

Accumulated other comprehensive income (loss)	Common stock purchased by ESOP	Common stock purchased by RRP	Treasury stock	Total
(In thousands)				
$ (70)	$ (12,746)	$ (6,258)	$ (35,615)	$ 235,922
—	—	—	—	21,748
303	—	—	—	303
—	—	—	—	96
—	699	873	—	1,674
—	—	—	—	(8,292)
—	—	—	—	188
—	—	—	1,194	1,087
—	—	—	(33,342)	(33,342)
$ 233	$ (12,047)	$ (5,385)	$ (67,763)	$ 219,384
—	—	—	—	24,108
1,369	—	—	—	1,369
—	—	—	—	426
—	698	838	—	1,996
—	—	—	—	(8,965)
—	—	—	—	337
—	—	—	117	147
—	—	—	(13,967)	(13,967)
$ 1,602	$ (11,349)	$ (4,547)	$ (81,613)	$ 224,835
—	—	—	—	31,784
736	—	—	—	736
—	—	—	—	1,862
—	699	895	—	2,319
—	—	—	—	(9,936)
—	—	—	—	406
—	—	—	(13,088)	(13,088)
$ 2,338	$ (10,650)	$ (3,652)	$ (94,701)	$ 238,918

Years ended September 30, 2002, 2001 and 2000

	2002	2001	2000
		(In thousands)	
Cash provided by operating activities:			
Net income	$ 31,784	$ 24,108	$ 21,748
Adjustments to reconcile net income to net cash provided by operating activities:			
Gain on sale of investment securities available for sale	(467)	(889)	(103)
Gain on sale of premises and equipment	(18)	(671)	(167)
Gain on sale of real estate owned	(35)	(215)	(271)
Gain on sale of loans	(2,234)	(321)	(66)
Provision for loan losses	1,515	798	847
Provision for losses on real estate owned	—	4	25
Depreciation and amortization	1,868	2,588	2,358
ESOP forfeitures transferred to treasury stock	(57)	(17)	(23)
Accretion of discount on purchased loans	—	(6)	(13)
Deferred income tax benefit	(150)	(334)	(432)
Originations of loans held for sale	(107,067)	(31,846)	(6,023)
Proceeds from sale of loans held for sale	106,411	29,342	5,290
Real estate donated	31	—	—
Increase in deferred loan fees and costs	4,490	2,164	1,592
Increase in accrued interest receivable	(637)	(823)	(807)
(Increase) decrease in other assets	299	(780)	(322)
Increase (decrease) in income taxes payable	(1,910)	4,040	601
Increase in other liabilities	1,349	1,364	468
Net cash provided by operating activities	35,172	28,506	24,702
Cash used in investing activities:			
Net increase in loans	(143,649)	(153,092)	(183,741)
Purchase of mortgage-backed securities	(84,143)	(26,112)	—
Proceeds from principal repayments of mortgage-backed securities	56,461	37,351	31,789
Proceeds from maturities and calls of investment securities held to maturity	—	—	10,715
Proceeds from maturities and calls of investment securities available for sale	10,000	49,999	—
Proceeds from sale of investment securities available for sale	1,931	5,330	1,663
Purchase of investment securities available for sale	(111,259)	(12,764)	(10,613)
Proceeds from sale of real estate owned	1,331	1,826	1,626
Purchase of premises and equipment	(5,346)	(5,234)	(2,842)
Proceeds from sale of premises and equipment	103	915	278
FHLB stock purchase	(7,249)	(2,527)	(1,250)
Net cash (used in) provided by purchase of insurance agencies	—	(9)	158
Net cash used in investing activities	(281,820)	(104,317)	(152,217)

Years ended September 30, 2002, 2001 and 2000

	2002	2001	2000
		(In thousands)	
Cash provided by financing activities:			
Net increase in deposits	$ **172,270**	$ 101,555	$ 120,942
Net proceeds from (payment of) short-term borrowings	**(10,000)**	(18,000)	13,000
Repayments of borrowings	**(59)**	(57)	(8)
Net proceeds from long-term borrowings	**160,000**	75,553	—
Increase in advance payments by borrowers for taxes and insurance	**375**	2,227	1,737
Dividends paid	**(9,936)**	(8,965)	(8,292)
Common stock options exercised	**1,862**	426	96
Purchase of treasury stock	**(13,031)**	(13,950)	(33,319)
Net cash provided by financing activities	**301,481**	138,789	94,156
Net increase (decrease) in cash and cash equivalents	**54,833**	62,978	(33,359)
Cash and cash equivalents – beginning of year	**92,792**	29,814	63,173
Cash and cash equivalents – end of year	$ **147,625**	$ 92,792	$ 29,814
Supplemental disclosures:			
Cash paid for:			
Interest	$ **56,432**	$ 64,677	$ 55,032
Taxes	**22,410**	11,920	13,550
Noncash investing and financing activities:			
Additions to real estate acquired in settlement of loans through foreclosure	**1,299**	2,635	2,049
Sale of real estate owned financed by the Company	**156**	974	709
Change in unrealized gain (loss) on securities available for sale	**1,199**	2,228	496
Change in deferred taxes related to securities available for sale	**(463)**	(859)	(193)
Distribution of RRP shares	**895**	838	873
Tax benefit of stock plans credited to capital	**406**	337	188
Treasury stock issued to purchase insurance agency	**—**	147	1,087
Transfer to short-term borrowings from long-term debt	**22,000**	10,043	5,000
Note payable issued to purchase insurance agency	**—**	—	99

See accompanying notes to consolidated financial statements.

September 30, 2002, 2001 and 2000

(1) Summary of Significant Accounting Policies

(a) Nature of Business, Reorganization and Offering of Common Stock

Harbor Florida Bancshares, Inc. (the "Company" or "Bancshares") is the holding company for Harbor Federal Savings Bank (the "Bank"). The Company owns 100% of the Bank's common stock. Currently, it engages in no other significant activities beyond its ownership of the Bank's common stock. Consequently, its net income is derived from the Bank. The Bank provides a wide range of banking and related insurance services and is engaged in the business of attracting deposits primarily from the communities it serves and using these and other funds to originate primarily one-to-four family first mortgage loans. Harbor Insurance Agency, Inc., a wholly owned subsidiary of the Bank, also provides a full range of insurance products.

Prior to March 18, 1998, the Company's predecessor entity, Harbor Florida Bancorp, Inc. ("Bancorp"), was owned approximately 53.37% by Harbor Financial M.H.C. ("Mutual Holding Company") and 46.63% by public shareholders. On March 18, 1998, pursuant to a plan of conversion and reorganization, and after a series of transactions: (1) a new entity, Bancshares, became the surviving corporate entity, (2) Bancshares sold the ownership interest in Bancorp previously held by the Mutual Holding Company to the public in a subscription offering (the "Offering") (16,586,752 common shares at $10.00 resulting in net cash proceeds after costs and funding the ESOP (note 16) of approximately $150 million), (3) previous public shareholders of Bancorp had their shares exchanged into 14,112,400 common shares of Bancshares (exchange ratio of 6.0094 to 1) (the "Exchange"), and (4) the Mutual Holding Company ceased to exist. The total number of shares of common stock outstanding following the Offering and Exchange was 30,699,152. The reorganization was accounted for in a manner similar to a pooling of interests and did not result in any significant accounting adjustments. As a result of the reorganization, the consolidated financial statements for prior periods have been restated to reflect the changes in the par value of common stock from $.01 to $.10 per share and in the number of authorized shares of common stock from 13,000,000 to 70,000,000.

(b) Basis of Presentation

The accompanying consolidated financial statements include the accounts of Harbor Florida Bancshares, Inc., the Bank and the Bank's wholly owned subsidiaries. In consolidation, all significant intercompany accounts and transactions have been eliminated.

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the statement of financial condition and revenues and expenses for the period. Actual results could differ significantly from those estimates.

Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for loan losses and real estate owned, management obtains independent appraisals for significant properties.

As of September 30, 2002 substantially all of the Company's loans and investment in real estate owned are secured by real estate in the counties in which the Company has branch facilities: St. Lucie, Indian River, Brevard, Martin, Okeechobee and Volusia Counties, Florida. Accordingly, the ultimate collectibility of a substantial portion of the Company's loan portfolio and the recovery of a substantial portion of the carrying amount of real estate owned are susceptible to changes in market conditions in the above counties. Management believes that the allowances for losses on loans and real estate owned are adequate. While management uses available information to recognize losses on loans and real estate owned, future additions to the allowances may be necessary based on changes in economic conditions, particularly in the above counties. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowances for losses on loans and real estate owned. Such agencies may require the Company to recognize additions to the allowances based on their judgments about information available to them at the time of their examination.

(c) Loan Origination and Commitment Fees and Related Costs

Loan fees and certain direct loan origination costs are deferred, and the net amount is recognized in interest income using the interest method over the contractual life of the loans. Commitment fees and costs relating to commitments whose likelihood of exercise is remote are recognized over the commitment period on a straight-line basis. If the commitment is subsequently exercised during the commitment period, the remaining unamortized commitment fee at the time of exercise is recognized over the life of the loan as an adjustment of yield.

(d) *Loan Interest Income*

The Company reverses accrued interest related to loans which are 90 days or more delinquent or placed on non-accrual status. Such interest is recorded as income when collected. Amortization of net deferred loan fees and accretion of discounts are discontinued for loans that are 90 days or more delinquent. Interest income on impaired loans is recognized on an accrual basis unless designated nonaccrual as noted above.

(e) *Investment and Mortgage Backed Securities*

Bonds, notes, and other debt securities for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity.

Available-for-sale securities consist of bonds, notes, other debt securities and certain equity securities not classified as trading securities or held-to-maturity securities. Available-for-sale securities are reported at estimated market value and include securities that are being held for an unspecified period of time, such as those the Company would consider selling to meet liquidity needs or as part of the Company's risk management program. Unrealized holding gains and losses, net of tax, on available-for-sale securities are reported as a component of comprehensive income in stockholders' equity until realized.

Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method.

Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are other than temporary results in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses.

At September 30, 2002 and 2001, the Company had no commitments to sell investment or mortgage-backed securities.

(f) *Loans*

Loans are stated at unpaid principal balances, less loans in process, the allowance for loan losses and net deferred loan origination fees and discounts.

Discounts on mortgage loans are amortized to interest income using the interest method over the remaining period to contractual maturity.

The Company follows a consistent procedural discipline and accounts for loan loss contingencies in accordance with SFAS No. 5, "Accounting for Contingencies" ("Statement 5") and SFAS No. 114, "Accounting by Creditors for Impairment of a Loan" ("Statement 114"). The following is a description of how each portion of the allowance for loan losses is determined.

The Company segregates the loan portfolio for loan loss purposes into the following broad segments: commercial real estate; residential real estate; commercial business; and consumer. The Company provides for a general allowance for losses inherent in the portfolio by the above categories, which consists of two components. (1) General loss percentages are established based upon historical analyses. (2) A supplemental portion of the allowance is established for inherent losses which probably exist as of the evaluation date even though they might not have been identified by the more objective processes used. This is due to the risk of error and/or inherent imprecision in the process. This portion of the allowance is particularly subjective and requires judgments based on qualitative factors which do not lend themselves to exact mathematical calculations such as: trends in delinquencies and nonaccruals; migration trends in the portfolio; trends in volume, terms, and portfolio mix; new credit products and/or changes in the geographic distribution of those products; changes in lending policies and procedures; loan review reports on the efficacy of the risk identification process; changes in the outlook for local, regional and national economic conditions; concentrations of credit; and peer group comparisons.

Specific allowances are provided in the event that the specific collateral analysis on each impaired loan indicates that the probable loss upon liquidation of collateral would be in excess of the general percentage allocation. The provision for loan losses is debited or credited in order to state the allowance for loan losses to the required level as determined above.

The Company considers a loan to be impaired when it is probable that the Company will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the loan agreement. When a loan is impaired, the Company may measure impairment based on (a) the present value of the expected future cash flows of the impaired loan discounted at the loan's original effective interest rate, (b) the observable market price of the impaired loan, or (c) the fair value of the collateral of a collateral-dependent loan. The Company selects the measurement method on a loan-by-loan basis, except for collateral-dependent loans for which foreclosure is probable must be measured at the fair value of the collateral. In a troubled debt restructuring involving a restructured loan, the Company measures impairment by discounting the total expected future cash flows at the loan's original effective rate of interest.

(g) Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market, comprised of 1-4 family residential loans, are carried at the lower of cost or estimated market value, in the aggregate. Market value is determined by actual commitment or current FNMA rates. Net unrealized losses are recognized through a valuation allowance by charges to income.

(h) Transfers of Financial Assets and Servicing Rights Retained

Transfers of financial assets, primarily mortgage loans, are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Upon completion of a transfer of assets that satisfies the conditions described above to be accounted for as a sale, the Company:

a. Derecognizes all assets sold;

b. Recognizes all assets obtained and liabilities incurred in consideration as proceeds of the sale;

c. Initially measures, at fair value, assets obtained and liabilities incurred in a sale; and

d. Recognizes in earnings any gain or loss on the sale.

The Company receives fees for servicing activities on loans it has sold. These activities include, but are not limited to, collecting principal, interest and escrow payments from borrowers; paying taxes and insurance from escrowed funds; monitoring delinquencies; and accounting for and remitting principal and interest payments. To the extent that the servicing fees exceed or do not provide adequate compensation for the services provided, the Company records a servicing asset or liability for the fair value of the servicing retained. Currently, the servicing fees retained by the Company are just adequate to compensate the Company for the servicing responsibilities. As of September 30, 2002 and 2001, no servicing assets and/or liabilities were recognized.

(i) Real Estate Owned

Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at fair value at the date of foreclosure establishing a new cost basis. After foreclosure, management periodically performs valuations and the real estate is carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in income from real estate operations on the consolidated statement of earnings.

(j) Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation and amortization. Depreciation of premises and equipment is provided on the straight-line method over the estimated useful lives of the related assets. Estimated lives are three to fifty years for buildings and improvements and three to ten years for furniture and equipment. Leasehold improvements are amortized on the straight-line method over the shorter of the remaining term of the related leases or their estimated useful lives.

Maintenance and repairs are charged to expense as incurred and improvements are capitalized. The cost and accumulated depreciation relating to premises and equipment retired or otherwise disposed of are eliminated from the accounts and any resulting gains or losses are credited or charged to income.

(k) Goodwill

In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 142, "Goodwill and Other Intangible Assets," ("Statement 142"). The Company adopted the provisions of Statement 142 effective October 1, 2001. Pursuant to Statement 142, the Company no longer amortizes goodwill. Instead, goodwill is tested at least annually for impairment in accordance with the provisions of Statement 142 (Note 1s).

(l) Income Taxes

The Company and its subsidiaries file consolidated income tax returns. The Company uses the asset and liability method to account for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

The tax bad debt reserve method previously available to thrift institutions was repealed for the Bank effective for the year beginning October 1, 1996. Consequently, the Bank changed from the reserve method to the specific charge-off method to compute its bad debt deduction for the tax year beginning October 1, 1996.

As a result of this change in accounting method, the Bank must recapture the portion of its bad debt reserve (other than the supplemental reserve) that exceeds its base year reserve (i.e., its tax reserve for the last tax year beginning before 1988). For financial statement purposes, the Bank has previously provided deferred taxes on the amount of the bad debt reserve in excess of the base year reserve. At the time the Bank was required to change its method of accounting, the total reserve subject to recapture and the base year reserve was approximately $6.8 million and $14.8 million, respectively.

The recapture amount resulting from the change in the method of accounting is required to be taken into taxable income ratably (on a straight-line basis) over a six-year period. If the Bank meets certain residential lending requirements, the commencement of the recapture period may be delayed until the first taxable year ending after December 31, 1997. The Bank met such requirements for the tax years beginning October 1, 1996 and 1997 and began the recapture in the tax year beginning October 1, 1998.

The Bank's base year reserve must be recaptured into taxable income as a result of certain non-dividend distributions. A distribution is a non-dividend distribution to the extent that, for federal income tax purposes, (i) it is in redemption of shares, (ii) it is pursuant to a liquidation of the institution, or (iii) in the case of a current distribution it, together with all other such distributions during the taxable year, exceeds the Bank's current and post-1951 accumulated earnings and profits. The amount charged against the Bank's bad debt reserves with respect to a distribution, which is includible in gross income, will equal the amount of such distribution, increased by the amount of federal income tax resulting from such inclusion.

(m) Pension Plan

The Company's policy is to fund pension costs as they accrue based on normal cost.

(n) Stock-Based Compensation

In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock Based Compensation" ("Statement 123"). This standard allows the use of either the fair value based method described in Statement 123 or the intrinsic value based method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." ("APB 25") The Company has elected to continue accounting for stock based compensation under the APB 25 method and disclose the pro forma impact of Statement 123.

(o) Statement of Cash Flows

Cash equivalents include amounts due from depository institutions and interest-bearing deposits in other banks. For purposes of cash flows, the Company considers all highly liquid debt instruments with original maturities when purchased of three months or less to be cash equivalents.

(p) Net Income Per Share

Basic earnings per share excludes dilution and is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if options, convertible securities or warrants to issue common shares were exercised.

(q) Reclassification

Certain amounts included in the 2001 and 2000 consolidated financial statements have been reclassified in order to conform to the 2002 presentation.

(r) Derivative Instruments

The Company does not purchase, sell or enter into derivative financial instruments or derivative commodity instruments as defined by SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("Statement 133").

(s) New Accounting Pronouncements

In July 2001, the FASB issued SFAS No. 141, "Business Combinations", ("Statement 141") and SFAS No. 142, "Goodwill and Other Intangible Assets," ("Statement 142"). Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement 142. Other intangible assets would continue to be amortized over their estimated useful lives. In the transition, any impairment losses will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period.

The Company adopted the provisions of Statement 141 immediately and the Company adopted Statement 142 effective October 1, 2001. As of the date of adoption, the Company had unamortized goodwill in the amount of approximately $3,378,000 that is subject to the transition provisions of Statements 141 and 142. Pursuant to Statement 142, the Company no longer amortizes goodwill. Amortization expense related to goodwill was approximately $300,000 and $223,000 for the years ended September 30, 2001 and 2000, respectively. Upon adoption, the Company did not have a transitional impairment loss. Had goodwill amortization been excluded from net income for the years ended September 30, 2001 and 2000, net income would have increased to approximately $24,408,000 and $21,971,000 respectively. Basic earnings per share would have increased to $1.05 and $0.90 per share, respectively, and diluted earnings per share would have increased to $1.03 and $0.89 per share, respectively.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("Statement 143"), which addresses financial accounting and reporting for legal obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. Statement 143 is effective for fiscal years beginning after June 15, 2002. This Statement is not expected to have a material impact on the Company's consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets" ("Statement 144") which supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("Statement 121") and the accounting and reporting provisions of APB No. 30, "Reporting the Results of Operation - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. While Statement 144 retains many of the fundamental provisions of Statement 121, it establishes a single accounting model for long-lived assets to be disposed of by sale, and resolves certain implementation issues not previously addressed by Statement 121. Statement 144 is effective for fiscal years beginning after December 15, 2001. This Statement is not expected to have a material impact on the Company's consolidated financial statements.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("Statement 145"). Among other things, Statement 145 rescinds FASB Statement No. 4, "Reporting Gains and Losses From Extinguishment of Debt", which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. The provisions of Statement 145 related to the rescission of FASB Statement No. 4 are effective for fiscal years beginning after May 15, 2002, with early application encouraged. This statement is not expected to have a material impact on the Company's consolidated financial statements.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("Statement 146") which requires, among other things, recording a liability for costs associated with an exit or disposal activity when that liability is incurred and can be measured at fair value. Commitment to an exit plan or a plan of disposal expresses only management's future actions and, therefore, does not meet the requirement for recognizing a liability and the related expense. The provisions of Statement 146 are effective prospectively for exit and disposal activities initiated after December 31, 2002, with early application encouraged. This statement is not expected to have a material impact on the Company's consolidated financial statements.

(2) Investment and Mortgage-backed Securities

The amortized cost and estimated market value of investment and mortgage-backed securities at September 30, 2002 are as follows:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated market value
	(In thousands)			
Available for sale:				
FHLB notes	$ 90,226	$ 1,413	$ —	$ 91,639
FHLMC notes	50,408	724	—	51,132
	140,634	2,137	—	142,771
Equity securities	2,763	1,671	—	4,434
	143,397	3,808	—	147,205
Held to maturity:				
Municipal securities	200	45	—	245
	200	45	—	245
FHLMC mortgage-backed securities	90,657	3,684	—	94,341
FNMA mortgage-backed securities	90,612	3,900	—	94,512
	181,269	7,584	—	188,853
	$324,866	$ 11,437	$ —	$336,303

The amortized cost and estimated market value of investment and mortgage-backed securities at September 30, 2001 are as follows:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated market value
	(In thousands)			
Available for sale:				
FHLB notes	$ 29,839	$ 1,152	$ —	$ 30,991
FHLMC notes	10,089	369	—	10,458
	39,928	1,521	—	41,449
Equity securities	3,877	1,088	—	4,965
	43,805	2,609	—	46,414
Held to maturity:				
Municipal securities	200	20	—	220
	200	20	—	220
FHLMC mortgage-backed securities	61,586	1,216	—	62,802
FNMA mortgage-backed securities	92,128	1,970	—	94,098
	153,714	3,186	—	156,900
	$ 197,719	$ 5,815	$ —	$ 203,534

The amortized cost and estimated market value of debt securities at September 30, 2002 and 2001 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	2002		2001	
	Amortized cost	**Estimated market value**	Amortized cost	Estimated market value
	(In thousands)			
Available for sale:				
Due in one year or less	**$ 60,306**	**$ 61,358**	$ 10,000	$ 10,175
Due in one to five years	**80,328**	**81,413**	29,928	31,274
	140,634	**142,771**	39,928	41,449
Held to maturity:				
Due after ten years	**200**	**245**	200	220
	200	**245**	200	220
FHLMC mortgage-backed securities	**90,657**	**94,341**	61,586	62,802
FNMA mortgage-backed securities	**90,612**	**94,512**	92,128	94,098
	181,269	**188,853**	153,714	156,900
	$322,103	**$331,869**	$ 193,842	$ 198,569

Gross realized gains and gross realized losses on sales of available for sale securities totaled $467,125 and -0- during 2002. Gross realized gains and gross realized losses on sales of available for sale securities totaled $889,170 and -0- during 2001. Gross realized gains and gross realized losses on sales of available for sale securities totaled $103,279 and -0- during 2000. As of September 30, 2002, the Company had pledged mortgage-backed securities with a market value of $17,204,000 and a carrying value of $16,517,072 to collateralize the public funds on deposit. The Company had also pledged mortgage-backed securities with a market value of $1,153,000 and a carrying value of $1,075,000 to collateralize treasury, tax and loan accounts as of September 30, 2002.

(3) Loans

Loans at September 30, 2002 and 2001 are summarized below:

	2002	2001
	(Dollars in thousands)	
Mortgage loans:		
Construction 1-4 family	$ 142,181	$ 119,648
Permanent 1-4 family	1,072,175	1,016,248
Multi-family	14,995	21,314
Nonresidential	153,635	129,875
Land	82,339	51,196
Total mortgage loans	1,465,325	1,338,281
Other loans:		
Commercial	34,172	31,945
Home improvement	25,104	24,973
Manufactured housing	14,832	14,607
Other consumer	116,591	95,074
Total other loans	190,699	166,599
Total loans	1,656,024	1,504,880
Less:		
Loans in process	93,999	84,777
Net deferred loan fees and discounts	6,180	4,813
Allowance for loan losses	14,377	13,417
	114,556	103,007
Total loans, net	$ 1,541,468	$ 1,401,873
Weighted average yield	7.74%	8.17%

An analysis of the allowance for loan losses for the years ended September 30, 2002, 2001 and 2000 follows:

	2002	2001	2000
		(In thousands)	
Beginning balance	$ 13,417	$ 12,729	$ 11,952
Provision for loan losses	1,515	798	847
Charge-offs	(667)	(353)	(233)
Recoveries	112	243	163
Ending balance	$ 14,377	$ 13,417	$ 12,729

The allowance for loan losses consists of general allowances of $14,377,000 and $13,417,000 at September 30, 2002 and 2001, respectively. The Company evaluates impaired loans based on (a) the present value of the expected future cash flows of the impaired loan discounted at the loan's original effective interest rate, (b) the observable market price of the impaired loan, or (c) the fair value of the collateral of a collateral dependent loan. To the extent that an impaired loan's value is less than the loan's recorded investment, a specific allowance is recorded.

The investment in impaired loans (primarily consisting of classified loans), other than those evaluated collectively for impairment, at September 30, 2002, 2001 and 2000 was $8,941,000, $5,813,000 and $3,748,000, respectively. The average recorded investment in impaired loans during the years ended September 30, 2002, 2001 and 2000 was approximately $9,469,000, $4,949,000 and $3,435,000, respectively. There are no commitments to lend additional funds to these borrowers. The total specific allowance for loan losses related to these loans was $-0- and $-0- on September 30, 2002 and 2001, respectively. Interest income on impaired loans of approximately $743,000, $437,000 and $311,000 was recognized in the years ended September 30, 2002, 2001 and 2000, respectively.

At September 30, 2002 and 2001, loans with unpaid principal balances of approximately $1,660,000 and $2,585,000, respectively, were 90 days or more contractually delinquent or on nonaccrual status. Interest income relating to nonaccrual loans not recognized for the years ended September 30, 2002, 2001 and 2000 totaled approximately $103,000, $177,000 and $159,000, respectively.

As of September 30, 2002 and 2001, approximately $1,209,000 and $2,011,000, respectively, of loans 90 days or more contractually delinquent were in the process of foreclosure.

As of September 30, 2002 and 2001, mortgage loans which had been sold on a recourse basis had outstanding principal balances of $370,000 and $644,000, respectively.

Accrued interest receivable at September 30, 2002 and 2001 is summarized below:

	2002	2001
	(In thousands)	
Loans	**$ 7,377**	$ 7,248
Investment securities	**1,232**	858
Mortgage-backed securities	**961**	863
FHLB stock dividends	**277**	241
	$ 9,847	$ 9,210

The Company is a party to financial instruments in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated statements of financial condition. The contract or notional amounts of these instruments reflect the extent of involvement the Company has in particular classes of financial instruments. The Company uses the same credit policies in making commitments as it does for on-balance sheet instruments. The Company controls the credit risk of these transactions through credit approvals, limits, and monitoring procedures. Such commitments are agreements to lend to a customer as long as there is no violation of conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses. Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company holds collateral supporting those commitments for which collateral is deemed necessary. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Outstanding commitments to fund mortgage loans (excluding loans in process), that generally expire in 60 days, amounted to approximately $33,860,000 ($17,639,000 fixed rate, interest rates from 5.75% to 9.13%) as of September 30, 2002. In addition, as of September 30, 2002, the Company had determined that $45,204,000 might be lent to certain homebuilders on a variable rate and home-by-home basis, subject to underwriting and product approval by the Company. Outstanding commitments to fund other loans as of September 30, 2002 were approximately $518,000.

(4) Loan Servicing

Mortgage loans, including those underlying pass through securities, serviced for others are not included in the accompanying consolidated financial statements. The unpaid principal balances of these loans at September 30, 2002 and 2001 are summarized as follows:

	2002	2001
	(In thousands)	
FHLMC	$ 4,013	$ 6,238
FNMA	136,790	51,263
Other investors	311	355
	$ 141,114	$ 57,856

At September 30, 2002 and 2001, collection of principal and interest to be remitted to FHLMC and FNMA and advance payment for taxes and insurance relating to FHLMC and FNMA serviced loans are reflected in the consolidated statements of financial condition as advance payments by borrowers for taxes and insurance.

(5) Premises and Equipment

Premises and equipment at September 30, 2002 and 2001 are summarized as follows:

	2002	2001
	(In thousands)	
Land	$ 9,245	$ 7,826
Buildings and leasehold improvements	17,493	15,498
Furniture, fixtures and equipment	16,132	14,865
	42,870	38,189
Less accumulated depreciation and amortization	(15,821)	(14,088)
	$ 27,049	$ 24,101

Depreciation expense for the years ended September 30, 2002, 2001, and 2000 totaled $2,280,000, $1,977,000 and $1,725,000, respectively.

(6) Deposits

Deposits at September 30, 2002 and 2001 are summarized as follows.

	2002		2001	
	Amount	Period-end weighted rate	Amount	Period-end weighted rate
	(Dollars in thousands)			
Commercial checking	$ 77,445		$ 60,758	
Noninterest-bearing personal checking accounts	81,154		61,357	
NOW	94,494	0.27%	80,342	0.50%
Passbook	115,306	0.52%	96,516	1.05%
Money market checking	2,656	1.29%	1,768	1.28%
Money market investment	166,004	1.44%	126,686	2.56%
Official checks	21,176		15,938	
	558,235		443,365	
Certificate accounts:				
0.00 - 3.00%	227,361		10,875	
3.01 - 4.00%	318,683		90,812	
4.01 - 5.00%	122,280		181,100	
5.01 - 6.00%	56,015		183,727	
6.01 - 7.00%	87,692		282,215	
7.01 - 8.00%	2,096		7,980	
8.01 - 9.00%	—		18	
	814,127		756,727	
	$1,372,362		$1,200,092	
Weighted average interest rate	2.46%		3.81%	

Maturities of outstanding certificate accounts at September 30, 2002 and 2001 are summarized as follows:

	2002	2001
	(In thousands)	
One year	$ 619,355	$ 548,930
Two years	98,450	181,362
Three years	49,693	14,848
Four years	9,054	7,625
Five years	35,811	3,208
Thereafter	1,764	754
	$ 814,127	$ 756,727

The aggregate amount of certificate accounts in amounts of $100,000 or more was approximately $151,928,000 and $108,421,000 at September 30, 2002 and 2001, respectively. Balances of individual certificates in excess of $100,000 are not federally insured.

Interest expense on deposits is summarized as follows:

	2002	2001	2000
		(In thousands)	
Passbook accounts	$ 722	$ 1,264	$ 2,002
NOW, money market checking, and money market investment accounts	2,838	4,577	2,466
Certificate accounts	34,269	44,563	37,546
	$ 37,829	$ 50,404	$ 42,014

Early withdrawal penalties for the years ended September 30, 2002, 2001 and 2000 aggregated $206,318, $225,588 and $282,540, respectively, and are netted against interest expense on certificate accounts.

Accrued interest payable of $267,455 and $302,397 at September 30, 2002 and 2001, respectively, is included in other liabilities.

(7) Short-Term Borrowings

At September 30, 2002, short-term borrowings from the Federal Home Loan Bank (FHLB) were comprised of $22 million advances due various dates during 2003, with fixed terms and fixed interest rates between 5.88% and 6.50%.

At September 30, 2001, short-term borrowings from the FHLB were comprised of a $10 million advance due June 30, 2002, with fixed terms and a fixed interest rate of 6.10%. Also included in short-term borrowings is a note payable, maturing August 2002, with a fixed interest rate of 8%, relating to the purchase of an insurance agency. The balance at September 30, 2001 was approximately $43,000.

Information concerning short-term borrowings is summarized as follows:

	2002	2001
	(Dollars in thousands)	
Average balance during the year	$ 15,512	$ 12,127
Average interest rate during the year	6.92%	6.81%
Average interest rate at September 30	6.20%	6.10%
Maximum month-end balance during the year	$ 25,000	$ 31,000

(8) Long-Term Debt

Long-term debt consisted of advances from the FHLB totaling $423.5 million and $285.5 million at September 30, 2002 and 2001, respectively. The debt is due at various dates through January 2021, with fixed terms and fixed interest rates ranging from 3.00% to 6.18%.

Pursuant to a collateral agreement with the FHLB, advances are secured by all stock in the FHLB and a blanket floating lien that requires the Company to maintain qualifying first mortgage loans as pledged collateral in an amount equal to, when discounted at 75% of the unpaid principal balances, the advances.

At September 30, 2002 and 2001, the FHLB advances have fiscal year maturity dates as follows:

	2002		2001	
	Amount	Weighted average rate	Amount	Weighted average rate
	(Dollars in thousands)			
Year ending September 30,				
2003	$ —	—	$ 22,000	6.20%
2004	25,000	5.80%	25,000	5.80%
2005	13,000	5.97%	13,000	5.97%
2006	5,000	5.95%	5,000	5.95%
2007	—	—	—	—
2008 and after	380,528	4.79%	220,544	5.20%
	$423,528	4.90%	$ 285,544	5.38%

Of the FHLB advances due 2008 and after, the FHLB could call $85 million on specified dates in 2003, $60 million on specified dates in 2005, $75 million on specified dates in 2006 and $160 million on specified dates in 2007.

Other interest expense is summarized as follows:

	2002	2001	2000
		(In thousands)	
Advances from the FHLB	$ 18,799	$ 14,817	$ 13,195
Other	3	13	6
	$ 18,802	$ 14,830	$ 13,201

(9) Income Taxes

Income tax expense (benefit) for the years ended September 30, 2002, 2001 and 2000 is summarized as follows:

	2002	2001	2000
		(In thousands)	
Current:			
Federal	$ 17,616	$ 13,712	$ 12,133
State	2,884	2,248	2,018
	20,500	15,960	14,151
Deferred:			
Federal	(127)	(284)	(370)
State	(23)	(50)	(62)
	(150)	(334)	(432)
	$ 20,350	$ 15,626	$ 13,719

The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities at September 30, 2002 and 2001 are as follows:

	2002	2001
	(In thousands)	
Deferred tax assets:		
Allowance for bad debts	$ 4,706	$ 3,897
Valuation of real estate owned	—	2
Deferred compensation	1,022	934
Total deferred tax assets	5,728	4,833
Deferred tax liabilities:		
Net deferred loan fees and costs	4,569	3,871
FHLB stock dividend	840	840
Premises and equipment depreciation difference	1,106	1,058
Installment sales	76	77
Total deferred tax liabilities	6,591	5,846
	863	1,013
Unrealized gain on available for sale securities	1,470	1,007
Net deferred tax liability	2,333	2,020
Less liability at beginning of year	(2,020)	(1,482)
Deferred tax asset resulting from insurance agency	—	(13)
Change in unrealized gain on available for sale securities	(463)	(859)
Benefit for deferred income taxes	$ (150)	$ (334)

Income tax expense on income from continuing operations is different than the amount computed by applying the U.S. Federal income tax rate of 35% for 2002, 2001 and 2000 to income from continuing operations before income taxes because of the following:

	2002	2001	2000
Statutory Federal income tax rate	35.0%	35.0%	35.0%
State income tax (net of Federal income tax benefit)	3.6	3.6	3.6
Other	.4	.7	.1
Effective tax expense rate	39.0%	39.3%	38.7%

Deferred income taxes payable of approximately $2,333,000 and $2,020,000 at September 30, 2002 and 2001, respectively, are included in other liabilities in the accompanying consolidated statements of financial condition.

Retained earnings at September 30, 2002 includes approximately $14,800,000 base year tax bad debt reserve for which no deferred income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes only, which income would be subject to the then current corporate income tax rate. The unrecorded deferred income tax liability on the above amounts was approximately $5,696,000 at September 30, 2002.

(10) Net Income per Share

Net income per share was computed by dividing net income by the weighted average number of shares of common stock outstanding during the twelve months ended September 30, 2002, 2001 and 2000. Adjustments have been made, where material, to give effect to the shares that would be outstanding, assuming the exercise of dilutive stock options, all of which are considered common stock equivalents.

	Years Ended September 30,		
	2002	2001	2000
Net income	$ 31,783,630	$ 24,108,342	$ 21,748,045
Weighted average common shares outstanding:			
Shares outstanding	23,849,677	24,350,618	25,730,986
Less weighted average uncommitted ESOP shares	(1,102,694)	(1,172,534)	(1,241,943)
Total	22,746,983	23,178,084	24,489,043
Basic net income per share	$ 1.40	$ 1.04	$ 0.89
Weighted average common shares outstanding	22,746,983	23,178,084	24,489,043
Additional dilutive shares related to stock options	599,679	538,652	215,280
Total weighted average common shares and equivalents outstanding for diluted earnings per share computation	23,346,662	23,716,736	24,704,323
Diluted net income per share	$ 1.36	$ 1.02	$ 0.88

Additional dilutive shares are calculated under the treasury stock method utilizing the average market value of the Company's stock for the period. For the year ended September 30, 2002 there were 42 common stock options and -0- unvested RRP shares that were antidilutive and therefore not included in the above calculation. For the year ended September 30, 2001 there were 1,746 common stock options and 555 unvested RRP shares that were antidilutive and therefore not included in the above calculation. For the year ended September 30, 2000, there were 143,900 common stock options and 23,304 unvested RRP shares that were antidilutive and therefore not included in the above calculation.

(11) *Regulatory and Capital Matters*

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). During 2000, the minimum ratio for Tier 1 capital was adjusted from 4% to 3 % for savings associations that meet certain requirements. Management believes, as of September 30, 2002, that the Bank meets all capital adequacy requirements to which it is subject.

As of September 30, 2002 and 2001, the most recent notification from the Office of Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Bank's actual capital amounts and ratios are also presented in the table.

	Actual		For capital adequacy purpose		To be well capitalized under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
As of September 30, 2002						
Total capital						
(to risk-weighted assets)	**$222,752**	**19.25%**	**$ 92,574**	**≥8.0%**	**$115,717**	**≥10.0%**
Tier I (core) capital						
(to risk-weighted assets)	**209,126**	**18.07%**	**34,715**	**≥3.0%**	**69,430**	**≥ 6.0%**
Tier I (core) capital						
(to adjusted tangible assets)	**209,126**	**10.04%**	**62,470**	**≥3.0%**	**104,117**	**≥ 5.0%**
Tangible capital						
(to adjusted tangible assets)	**209,126**	**10.04%**	**31,235**	**≥1.5%**	**n/a**	**n/a**
As of September 30, 2001						
Total capital						
(to risk-weighted assets)	$ 202,510	19.87%	$ 81,527	≥8.0%	$101,909	≥10.0%
Tier I (core) capital						
(to risk-weighted assets)	190,933	18.74%	30,573	≥3.0%	61,145	≥ 6.0%
Tier I (core) capital						
(to adjusted tangible assets)	190,933	10.93%	52,401	≥3.0%	87,335	≥ 5.0%
Tangible capital						
(to adjusted tangible assets)	190,933	10.93%	26,200	≥1.5%	n/a	n/a

The certificate of incorporation of the Company provides that in no event shall any record owner of any outstanding common stock which is beneficially owned, directly or indirectly, by a person who beneficially owns in excess of 10% of the then outstanding shares of common stock (the "Limit") be entitled or permitted to any vote in respect of the shares held in excess of the Limit.

The Company has authorized but not issued preferred stock, subject to regulatory restrictions and determination of rights and preferences to be determined by the Board of Directors.

The Plan of Conversion (Note 1a) provided for the establishment of a special "liquidation account" for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders in an amount equal to the amount of any dividends waived by the Mutual Holding Company plus the greater of (1) 100% of the Bank's retained earnings of $34.5 million at September 30, 1992, the date of the latest balance sheet contained in the final offering circular utilized in the Bank's initial public offering in the Mutual Holding Company reorganization, or (2) 53.41% of the Bank's total stockholders' equity as reflected in its latest balance sheet contained in the final prospectus utilized in the Offering plus the amounts distributed to Bancorp by the Bank at the formation of Bancorp in 1998. Each eligible Account Holder and Supplemental Eligible Account Holder, if such person were to continue to maintain such person's deposit account at the Bank, would be entitled, upon a complete liquidation of the Bank after the conversion, to an interest in the liquidation account prior to any payment to the Company as the sole stockholder of the Bank.

Applicable rules and regulations of the OTS impose limitations on dividends paid by the Bank. Within those limitations, certain "safe harbor" dividends are permitted; subject to providing the OTS with at least 30 days' advance notice. The safe harbor amount is based upon an institution's regulatory capital level. Thrift institutions which have capital in excess of all capital requirements before and after the proposed dividend, are permitted to make capital distributions during any calendar year up to the greater of (i) 100% of net income to date during the calendar year, plus one-half of the surplus over such institution's capital requirements at the beginning of the calendar year, or (ii) 75% of net income over the most recent four-quarter period.

Additional restrictions would apply to an institution that does not meet its capital requirement before or after a proposed dividend. As of September 30, 2002, $73,381,000 was available for distribution from the Bank to the holding company without further regulatory approval.

(12) Commitments and Contingencies

At September 30, 2002, the Company had irrevocable letters of credit aggregating approximately $6,195,000.

The Company and subsidiaries are defendants in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial statements of the Company and subsidiaries.

(13) Related Party Transactions

Directors, executive officers and principal stockholders of the Company had certain transactions with the Company in the ordinary course of business, as described below.

Loan transactions were made on substantially the same terms as those prevailing at the time for comparable loans to other persons, did not involve more than normal risk of collectibility, and are performing as agreed.

The summary of changes in the related party loans follows:

	2002	2001	2000
		(In thousands)	
Outstanding loans — beginning of year	$ **1,748**	$ 1,802	$ 2,658
New loans	**2,197**	224	5,655
Repayments	**(598)**	(278)	(6,511)
Outstanding balance — end of year	$ **3,347**	$ 1,748	$ 1,802

Frank H. Fee, III, a director of the Company, is also President of the law firm of Fee & Koblegard, P.A, which does business under the registered name of Fee, Koblegard & DeRoss, a general practice law firm. The Company paid approximately $97,000, $149,000, and $177,000, of legal fees in the years ended September 30, 2002, 2001 and 2000, respectively, to this law firm.

Richard K. Davis, formerly a director of the Company, is also chairman of Richard K. Davis Construction Corp. ("Davis Construction"). In the year ended September 30, 2000, the Company paid Davis Construction a total of $201,229, respectively, for roof construction on branch facilities and tenant improvements on rental property.

During 2000, the Company purchased the Enns Agency, owned by Edward G. Enns, Chairman of the Company. (See Note 17.)

(14) Other Expense

Other expense for the years ended September 30, 2002, 2001 and 2000 consists of the following:

	2002	2001	2000
		(In thousands)	
Deposit account losses	$ **941**	$ 781	$ 517
Professional fees	**640**	586	772
Postage	**626**	566	501
Telephone	**579**	515	394
Office supplies and forms	**521**	483	417
SAIF deposit insurance premium	**220**	216	299
Other	**2,913**	2,819	2,243
	$ **6,440**	$ 5,966	$ 5,143

(15) *Disclosures About Fair Value of Financial Instruments*

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Amounts Due From Depository Institutions and Interest-Bearing Deposits in Other Banks – The carrying amount of these assets is a reasonable estimate of their fair value.

Investment Securities and Mortgage-Backed Securities Held to Maturity – Fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Investment Securities Available for Sale – Fair value equals carrying value, which equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans – The fair value of loans is estimated by discounting future cash flows using the current rate at which similar loans would be made to borrowers with similar credit ratings for the same remaining maturities.

Deposits – The fair value of demand deposits, interest-bearing checking accounts, savings and money market deposits is the amount payable on demand at the reporting date. The fair value of certificate accounts is estimated by discounting future cash flows using the rates currently offered for deposits of similar remaining maturities.

Short-term borrowings and long term debt – The fair value of FHLB advances is estimated based on rates currently available to the Company for FHLB advances with similar terms and maturities.

Commitments to Extend Credit and Standby Letters of Credit – The fair value of commitments is insignificant.

The estimated fair values of the Company's financial instruments at September 30, 2002 and 2001 are as follows:

	2002		2001	
	Carrying amount	Fair value	Carrying amount	Fair value
	(In thousands)			
Assets:				
Cash and amounts due from depository institutions	$ 52,299	$ 52,299	$ 41,134	$ 41,134
Interest-bearing deposits in other banks	95,326	95,326	51,658	51,658
Investment securities held to maturity	200	245	200	220
Investment securities available for sale	147,205	147,205	46,414	46,414
Mortgage-backed securities held to maturity	181,269	188,853	153,714	156,900
Loans held for sale	8,263	8,496	5,373	5,512
Loans	1,555,845		1,415,290	
Less allowance for loan losses	(14,377)		(13,417)	
Loans, net	1,541,468	1,616,265	1,401,873	1,452,881
Liabilities:				
Commercial checking, non-interest-bearing personal, NOW, passbook, money market accounts and official checks	558,235	558,235	443,365	443,365
Certificate accounts	814,127	826,054	756,727	770,006
Short term borrowings	22,000	23,443	10,043	10,219
Long term debt	423,528	462,067	285,544	300,147

Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(16) Benefit Plans

Employee Stock Ownership Plan

In March 1998, as part of the reorganization and conversion of Harbor Financial, M.H.C., the Company's Employee Stock Option Plan (ESOP) purchased 1,326,940 shares of the Company's common stock at $10 per share, which was funded by a loan from the Company. The ESOP covers all eligible employees of the Company age 21 and over. Dividends paid on unallocated shares reduce the Company's cash contribution to the ESOP. The ESOP's borrowing from the Company is eliminated in consolidation. At September 30, 2002, there were 906,243 allocated shares, 52,379 shares committed to be released and 1,065,044 suspense (unallocated and not yet committed to be released) shares held by the ESOP. As shares are released, the Company recognizes compensation expense equal to the current market price of the shares. Allocated shares and shares committed to be released are included in the weighted average common shares outstanding used to compute earnings per share. Total compensation expense charged to earnings in the years ended September 30, 2002, 2001 and 2000, totaled $1,400,666, $1,098,793 and $802,072, respectively. At September 30, 2002, the fair value of the unallocated shares was $22,851,300.

Recognition and Retention Plans and Stock Option Plans

The Company's 1998 Stock Incentive Plan, adopted on September 18, 1998, authorizes the award of Recognition and Retention Plan Shares (RRP shares) and the granting of options to purchase common stock. As of September 30, 2002, the Company has awarded 638,521 RRP shares at $10.98 average price per share totaling $7,011,006. The total award will be amortized as compensation expense ratably over the participants' vesting periods of 5 to 10 years. In November and December, 1998, the Company's Recognition and Retention Plan (RRP) purchased 663,470 shares from market sources at an average cost of $10.81 per share totaling $7,171,000 in order to fund the grants of RRP shares. Total compensation expense charged to earnings in the years ended September 30, 2002, 2001 and 2000, totaled $918,298, $897,090 and $871,121, respectively.

At September 30, 2002, the Company had stock option plans for the benefit of directors, officers and other key employees of the Company. The Company applies APB Opinion 25 and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed stock option plans since stock option exercise prices are equal to market price at dates of grant. The number of shares of common stock reserved for issuance under the 1994 stock option plan is equal to 1,286,012 shares, or 9.6% of the total number of common shares issued in the minority offering pursuant to the Company's reorganization to the stock form of ownership. The number of shares of common stock reserved for issuance under the 1998 Stock Incentive Plan is equal to 1,658,675 or 5.40% of the outstanding shares of common stock as of the effective date of the plan. The stock options vest in equal installments over varying periods not to exceed 10 years, depending upon the individual's position in the Company. At September 30, 2002, 170,798 shares were available for future awards.

A summary of the Company's stock option plans is presented below:

	Years Ended September 30, 2002		2001		2000	
	Shares	**Weighted average exercise price**	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Options outstanding beginning of year	**1,555,904**	**$ 10.35**	1,595,594	$ 9.91	1,716,425	$ 9.69
Options granted	**79,136**	**$ 17.71**	113,547	$ 13.82	88,175	$ 12.28
Options exercised	**(242,180)**	**$ 7.69**	(70,906)	$ 6.00	(39,542)	$ 2.42
Options forfeited	**(25,373)**	**$ 11.23**	(82,331)	$ 10.89	(169,464)	$ 10.67
Options outstanding end of year	**1,367,487**	**$ 11.23**	1,555,904	$ 10.35	1,595,594	$ 9.91
Options exercisable at year-end	**632,265**		612,866		428,242	
Weighted average fair value of options granted during the year	**$ 5.34**		$ 4.20		$ 4.48	

The following table summarizes information about stock options outstanding at September 30, 2002:

	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding at September 30, 2002	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at September 30, 2002	Weighted average exercise price
$ 1.664 to 6.781	47,715	2.0	$ 2.57	47,174	$ 2.54
$ 10.69 to 12.00	1,065,689	6.0	$ 10.76	563,027	10.72
$ 12.38 to 14.63	158,947	7.8	$ 13.15	22,064	13.14
$ 15.06 to 16.35	51,636	9.1	$ 16.01	—	—
$ 17.00 to 20.10	43,500	9.3	$ 19.55	—	—
Total	1,367,487			632,265	

Had compensation cost for the Company's stock-based compensation plans been determined in accordance with the fair value based method in Statement 123, the Company's net income and net income per share would have been reduced to the pro forma amounts indicated below:

		2002	2001	2000
		(In thousands except share data)		
Net income	As reported	**$ 31,784**	$ 24,108	$ 21,748
	Pro forma	**30,466**	22,852	20,565
Net income per share – basic	As reported	**1.40**	1.04	.89
	Pro forma	**1.34**	.99	.84
Net income per share – diluted	As reported	**1.36**	1.02	.88
	Pro forma	**1.30**	.96	.83

The option method used to calculate the Statement 123 compensation adjustment was the Binomial model with the following grant date fair values and assumptions:

Date of grant	Number of options granted	Grant date fair value	Exercise price	Risk free interest rate	Expected life (years)	Expected volatility	Expected dividend
01/06/96	27,038	$ 1.10	$ 4.49	5.421%	5	38.71	$ .27
11/27/96	6,009	1.21	5.64	5.912	5	29.89	.30
01/06/97	18,028	1.19	5.66	6.291	5	28.33	.30
06/16/97	2,704	1.50	6.37	6.276	5	30.71	.32
06/20/97	300	1.67	6.78	6.271	5	31.11	.32
07/08/98	15,000	4.68	12.00	5.433	5	32.66	.38
09/18/98	1,498,615	3.96	10.69	4.517	5	35.13	.38
12/08/98	1,500	4.21	10.94	4.379	5	36.20	.46
04/19/99	58,500	4.35	11.88	5.044	5	32.25	.46
12/08/99	53,131	4.60	12.44	6.050	5	33.90	.52
01/07/00	17,889	4.58	12.38	6.411	5	33.83	.52
01/21/00	10,000	4.65	12.38	6.632	5	33.33	.52
04/19/00	7,155	3.04	10.75	6.230	5	26.95	.52
12/06/00	66,547	3.71	13.19	5.257	5	27.44	.60
12/13/00	30,000	4.39	14.63	5.215	5	27.93	.60
02/14/01	4,500	4.83	15.06	5.013	5	30.94	.60
04/23/01	2,500	5.14	15.47	4.684	5	31.56	.60
06/26/01	10,000	6.39	18.48	4.713	5	30.87	.60
11/30/01	2,700	4.83	16.35	4.430	6	31.81	.68
12/12/01	30,000	4.19	16.12	5.110	9	31.97	.88
12/12/01	12,936	4.80	16.12	4.630	6	31.97	.68
12/31/01	2,500	5.23	17.00	4.710	6	32.22	.68
04/10/02	30,000	6.72	20.10	4.770	5	32.72	.63
04/10/02	1,000	6.80	20.10	5.030	6	32.72	.68

Other Plans

The Company has a noncontributory-defined benefit pension plan covering all full-time employees who have attained one year of service and 21 years of age. Pension expense was $10,700, $12,000 and $9,600, respectively, for the years ended September 30, 2002, 2001 and 2000. The plan is a multi-employer plan. Separate actuarial valuations are not made for each employer nor are plan assets so segregated. The assumed average rate of return used in determining the actuarial present value of accumulated plan benefits was 8.25% The date of the most recent actuarial evaluation is July 1, 2001.

The Company's 401(k) Profit Sharing Plan and Trust (the "401(k) Plan") covers all eligible employees of the Company age 21 and over. An eligible employee may elect to contribute to the 401(k) Plan in the form of deferrals of between 1% and 15% of the total compensation that would otherwise be payable to the employee. Employee contributions are fully vested and nonforfeitable at all times. The 401(k) Plan permits contributions by the Company. The Company currently makes matching contributions of 25% of the first 6% of each participant's contributions. For the years ended September 30, 2002, 2001 and 2000, the Company's matching contribution totaled approximately $133,900, $111,000 and $88,000, respectively.

The Company has a deferred compensation plan for Directors (the "Directors' Deferred Compensation Plan") who may elect to defer all or part of their annual director fees to fund the Directors' Deferred Compensation Plan. The plan provides that deferred fees are to earn interest at an annual rate equal to the 30-month certificate of deposit rate, adjusted and compounded quarterly. At September 30, 2002 and 2001, deferred directors' fees included in other liabilities aggregated $199,975 and $209,932, respectively. Directors may elect to have their deferred compensation balance invested in shares of the Company's common stock. Such purchases were approximately $209,000, $168,000 and $137,000, in 2002, 2001 and 2000, respectively. After purchase of shares of the Company's common stock, the Company's liability has been satisfied except for distribution of the shares to the director when he ceases to be a director. At September 30, 2002 and 2001, the Directors' Deferred Compensation Plan held 306,746 and 301,936 shares of the Company's common stock, respectively.

The Company also has a retirement plan for non-employee directors elected to the Board prior to October 9, 1996 (the "Plan"). The annual basic benefit under the Plan is based on a percentage of the average three years director's fees preceding the termination of service multiplied by the number of years of service, not to exceed 50% of the average annual director's fees. During the years ended September 30, 2002, 2001 and 2000, the charge to earnings relating to the Plan was insignificant.

(17) Acquisition of Insurance Agencies

On July 3, 2000, the Bank acquired all of the outstanding common stock of Haynes and Haynes Insurance Company, a property and casualty insurance agency located in Ft. Pierce, Florida, for approximately $1.1 million in common stock of the Company. The insurance agency name was subsequently changed to Harbor Insurance Agency, Inc.

Harbor Insurance Agency, Inc., a wholly owned subsidiary of the Bank, will continue to operate at Haynes and Haynes Insurance Company's location in Ft. Pierce, Florida. The principal owners and managers of Haynes and Haynes Insurance Company will continue as the management team for Harbor Insurance Agency, Inc.

On July 21, 2000, Harbor Insurance Agency completed the acquisition of certain assets of the Enns Agency for approximately $98,500 in cash and a $98,500 note payable. (See Note 7.) The Enns Agency was located in Ft. Pierce, Florida and specialized in property and casualty insurance. The Enns Agency was owned by Edward G. Enns, Chairman of the Company.

On February 6, 2001, Harbor Insurance Agency completed the acquisition of The Acker-Hall Insurance Agency for approximately $147,000 in common stock of the Company. The Acker-Hall Insurance Agency is located in Vero Beach, Florida and specializes in property and casualty insurance.

The acquisitions were accounted for using the purchase method. The results of operations of the insurance agencies acquired are included in the consolidated financial statements of the Company from the date of acquisition.

The fair value of assets acquired and liabilities assumed in conjunction with the acquisitions of the insurance agencies was as follows:

	2001	2000
	(In thousands)	
Cash	$ —	$ 292
Premises and equipment	1	6
Deferred tax asset	—	61
Goodwill	258	1,256
Other assets	—	1
Fair value of assets acquired	259	1,616
Other liabilities	112	332
Fair value of liabilities assumed	112	332
Fair value of net assets acquired	147	1,284
Acquisition costs	9	36
Purchase of insurance agencies	156	1,320
Cash acquired	—	292
Treasury shares issued	147	1,087
Notes payable issued	—	99
Net cash used in (provided by) purchase of insurance agencies	$ 9	$ (158)

As of September 30, 2002, goodwill related to purchase of the insurance agencies is approximately $1.4 million.

The Company adopted Statement 142 effective October 1, 2001 and no longer amortizes goodwill. (See note 1(s).) At least annually, the Company tests the goodwill for impairment in accordance with Statement 142.

(18) Quarterly Results of Operations (Unaudited)

The quarterly results of operations for the years ended September 30, 2002 and 2001 are as follows:

	For the three months ended fiscal 2002			
	September 30	**June 30**	**March 31**	**December 31**
	(In thousands except share data)			
Interest income	**$ 34,139**	**$ 33,191**	**$ 32,443**	**$ 32,034**
Interest expense	**13,956**	**13,604**	**14,082**	**14,989**
Net interest income	**20,183**	**19,587**	**18,361**	**17,045**
Provision for loan losses	**398**	**403**	**408**	**306**
Net interest income after provision for loan losses	**19,785**	**19,184**	**17,953**	**16,739**
Total other income	**4,458**	**4,259**	**3,784**	**3,359**
Total other expenses	**9,926**	**9,494**	**9,235**	**8,732**
Income before income taxes	**14,317**	**13,949**	**12,502**	**11,366**
Income tax	**5,576**	**5,462**	**4,883**	**4,429**
Net income	**$ 8,741**	**$ 8,487**	**$ 7,619**	**$ 6,937**
Net income per share				
Basic	**$ 0.39**	**$ 0.37**	**$ 0.34**	**$ 0.30**
Diluted	**$ 0.37**	**$ 0.37**	**$ 0.32**	**$ 0.30**

	For the three months ended fiscal 2001			
	September 30	June 30	March 31	December 31
	(In thousands except share data)			
Interest income	$ 31,958	$ 31,995	$ 31,495	$ 30,602
Interest expense	15,955	16,606	16,590	16,083
Net interest income	16,003	15,389	14,905	14,519
Provision for loan losses	218	170	209	201
Net interest income after provision for loan losses	15,785	15,219	14,696	14,318
Total other income	2,778	3,182	2,711	3,659
Total other expenses	8,543	8,383	8,077	7,611
Income before income taxes	10,020	10,018	9,330	10,366
Income tax	3,980	3,946	3,658	4,042
Net income	$ 6,040	$ 6,072	$ 5,672	$ 6,324
Net income per share				
Basic	$ 0.26	$ 0.27	$ 0.24	$ 0.27
Diluted	$ 0.26	$ 0.25	$ 0.24	$ 0.27

(19) Comprehensive Income

The Company's other comprehensive income or loss is summarized as follows for the years ended September 30, 2002, 2001 and 2000:

	2002	2001	2000
		(In thousands)	
Unrealized gains on securities available for sale:			
Unrealized holding gains arising during the period	$ 1,666	$ 3,117	$ 599
Less: reclassification adjustment for net realized gain included in net income	467	889	103
Net unrealized gains and losses	1,199	2,228	496
Tax effect	463	859	193
Other comprehensive income, net of tax	$ 736	$ 1,369	$ 303

(20) Parent Company Financial Information

Condensed Statements of Financial Condition at September 30, 2002 and 2001 and Condensed Statements of Operations and Cash Flows for the years ended September 30, 2002, 2001 and 2000 are shown below (in thousands) for Bancshares:

Condensed Statements of Financial Condition

September 30, 2002 and 2001	2002	2001
	(In thousands)	
Assets:		
Cash deposited at Harbor Federal	$ 6,267	$ 562
Investment securities available for sale at market value	4,409	4,939
Investment in and advances to Harbor Federal	229,125	219,843
Accrued interest receivable	15	17
Other assets	1	—
Total assets	$ 239,817	$ 225,361
Liabilities and Stockholders' Equity:		
Liabilities:		
Income tax payable to Harbor Federal	$ 131	$ 85
Other liabilities	768	441
Total liabilities	899	526
Stockholders' Equity:	238,918	224,835
Total liabilities and stockholders' equity	$ 239,817	$ 225,361

Condensed Statements of Operations

Years ended September 30, 2002, 2001 and 2000

	2002	2001	2000
		(In thousands)	
Interest on investment securities	$ 82	$ 66	$ 214
Total interest income	82	66	214
Gain on sale of securities available for sale	467	889	103
Total other income	467	889	103
Other expense			
Management fee to Harbor Federal	175	175	175
Other expenses	308	310	330
Total other expense	483	485	505
Income (loss) before income tax expense (benefit) and earnings of Harbor Federal	66	470	(188)
Income tax expense(benefit)	69	231	(63)
Income (loss) before earnings of Harbor Federal	(3)	239	(125)
Equity in net earnings of Harbor Federal	31,787	23,869	21,873
Net income	$ 31,784	$ 24,108	$ 21,748

Condensed Statements of Cash Flows

Years ended September 30, 2002, 2001 and 2000

	2002	2001	2000
		(In thousands)	
Cash used by operating activities:			
Net income	$ 31,784	$ 24,108	$ 21,748
Adjustments to net income:			
Equity in earnings of Harbor Federal	(31,787)	(23,869)	(21,873)
Gain on sale of securities available for sale	(467)	(889)	(103)
Decrease in accrued interest receivable	2	33	11
Decrease in income tax receivable	—	5	6
Increase in income tax payable	46	85	—
(Increase) decrease in other assets	(1)	—	6
Increase in payable to Harbor Federal	175	175	175
Increase (decrease) in other liabilities	103	(1)	(10)
Net cash used in operating activities	(145)	(353)	(40)
Cash provided by investing activities:			
Purchase of investment securities available for sale	(351)	(2,640)	(893)
Sale of investment securities available for sale	1,931	5,330	1,663
Net cash provided by investing activities	1,580	2,690	770
Cash provided by (used in) financing activities:			
Amounts received from Harbor Federal	25,432	16,707	35,000
Dividends paid	(9,936)	(8,965)	(8,292)
Purchase treasury stock	(13,088)	(13,967)	(33,342)
Common stock options exercised	1,862	426	96
Net cash provided by (used in) financing activities	4,270	(5,799)	(6,538)
Net increase (decrease) in cash and cash equivalents	5,705	(3,462)	(5,808)
Cash and cash equivalents – beginning of year	562	4,024	9,832
Cash and cash equivalents – end of year	$ 6,267	$ 562	$ 4,024
Supplemental disclosures:			
Changes in unrealized gain on securities available for sale, net of tax	$ 736	$ 1,369	$ 303
Amortization of stock benefit plans	2,319	1,996	1,674
Tax benefit of employee benefit plans	406	337	188
Distribution of RRP shares	895	838	873
Treasury stock issued to purchase insurance agency	—	147	1,087

Corporate Information

Corporate Headquarters

Harbor Florida Bancshares, Inc.,
Holding Company for:
Harbor Federal Savings Bank
100 South Second Street
Fort Pierce, Florida 34950
(772) 461-2414
Toll-free (800) 226-4375

Harbor Federal's World Wide Web Site

www.harborfederal.com

General Counsel

Fee, Koblegard & DeRoss
401-A South Indian River Drive
Fort Pierce, Florida 34950

Special Counsel

Nixon-Peabody, LLP
401 Ninth Street, NW
Suite 900
Washington, D.C. 20004

Independent Auditors

KPMG LLP
Phillips Point East Tower
Suite 215
777 South Flagler Drive
West Palm Beach, Florida 33401

Stockholder Inquiries

Toni Santiuste
Investor Relations Coordinator
Harbor Federal Savings Bank
P.O. Box 249
Fort Pierce, Florida 34954-0249
Telephone: (772) 460-7002

Stock Transfer Agent

American Stock Transfer
& Trust Company
59 Maiden Lane
New York, New York 10038
Telephone: (800) 937-5449

Annual Report on Form 10-K

A copy of Harbor Florida Bancshares, Inc.'s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, is available without charge by written or telephone request as set forth under Stockholder Inquiries above.

Stock Price Information

Harbor Florida Bancshares, Inc.'s common stock is traded on the NASDAQ National Market under the symbol "HARB". The common stock began trading on January 6, 1994.

The following table sets forth the high and low closing sales price and cash dividends paid per share of common stock for the four quarters of fiscal years 2002 and 2001.

	Low $	High $	Dividends
Fiscal 2002			
Fourth Quarter	18.55	24.63	.1125
Third Quarter	19.03	24.33	.1125
Second Quarter	16.92	20.00	.1125
First Quarter	15.90	17.65	.1000
Fiscal 2001			
Fourth Quarter	16.56	19.98	.1000
Third Quarter	15.47	19.15	.1000
Second Quarter	14.00	16.38	.1000
First Quarter	11.63	14.94	.0875

Annual Shareholders' Meeting

Annual Meeting

Friday, January 24, 2003
10:00 AM
Old City Hall
315 Avenue A
Fort Pierce, Florida 34950

Harbor Florida Bancshares, Inc.

100 South Second Street
P.O. Box 249
Fort Pierce, FL 34954-0249
Tel: (772) 461-2414
Fax: (772) 460-7001



Harbor
Florida
Bancshares
Inc.